Form 10-K, Exhibit 13
period 1994-12-31
GEICO CORP
filed 1995-03-31
CIK 277795

Exhibit 13


GEICO
Corporation

Annual Report
1994

Front Cover

Table of Contents

1)  Financial Highlights
2)  Letter to Shareholders
6)  Selected Financial Data
8)  Corporate Citizenship
10) Safety
12) Service
14) Business Segments
17) Management's Discussion and Analysis
27) Financial Statements
46) Directors and Officers

GEICO Corporation
One GEICO Plaza
Washington, D.C. 20076-0001
Telephone (301) 986-3000


GEICO Corporation (the Corporation) is principally an insurance organization whose affiliates are personal lines property and casualty insurers. The largest subsidiary, Government Employees Insurance Company (GEICO), is engaged in writing preferred-risk private passenger automobile insurance for government employees and military personnel and also writes homeowners and other lines of insurance for all qualified applicants. GEICO General Insurance Company (GGIC), a subsidiary of GEICO, writes private passenger automobile insurance for preferred-risk applicants other than government employees and military personnel.
        GEICO Indemnity Company (GI), a subsidiary of the Corporation, writes standard-risk private passenger automobile and motorcycle insurance. GEICO Casualty Company, a subsidiary of GI, writes nonstandard-risk private passenger automobile insurance.
        Criterion Life Insurance Company, a subsidiary of GEICO, writes structured settlement annuities for its property and casualty affiliates. Government Employees Financial Corporation (GEFCO), a subsidiary of GEICO, engages in secured consumer and business lending and loan servicing.
        Resolute Reinsurance Company, a subsidiary of Resolute Group, Inc., in turn a subsidiary of the Corporation, wrote property and casualty reinsurance in the domestic and international markets until late 1987 when the Company suspended writing new and renewal reinsurance.
        The Corporation and its subsidiaries are sometimes referred to as "the Company" in this report.

Inside front cover

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)             1994       1993       1992

Premiums                                    $2,476,276 $2,283,488 $2,084,502
Net investment income (pretax)                $201,790   $201,851   $201,526
Net investment income (aftertax)              $173,092   $165,053   $165,388
Realized gains (pretax)                        $12,898   $120,584    $98,535
Realized gains (aftertax)                       $9,904    $81,292    $60,693
Net income                                    $207,764   $273,678   $172,773
Weighted average shares                         69,992     71,417     72,387
Net income per share                             $2.97      $3.83      $2.39
Realized gains per share (aftertax)               $.14      $1.14       $.84
Dividends paid per common share                  $1.00      $.680      $.600
Assets                                      $4,998,105 $4,831,440 $4,525,091
Shareholders' equity                        $1,445,941 $1,534,579 $1,292,511
Common shares outstanding                       68,291     70,834     71,184
Book value per share                            $21.17     $21.66     $18.16
Return on equity (three-year rolling)             16.4%      18.7%      19.4%
Property and casualty policyholders'
  surplus                                   $1,039,930   $916,943   $968,286

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)             1991       1990
Premiums                                    $1,888,368 $1,692,518
Net investment income (pretax)                $191,226   $177,087
Net investment income (aftertax)              $161,510   $152,456
Realized gains (pretax)                        $29,331    $19,587
Realized gains (aftertax)                      $19,389    $13,002
Net income                                    $196,380   $208,441
Weighted average shares                         72,855     76,397
Net income per share                             $2.70      $2.73
Realized gains per share (aftertax)               $.27       $.17
Dividends paid per common share                  $.456      $.400
Assets                                      $4,242,193 $3,719,019
Shareholders' equity                        $1,184,261   $970,008
Common shares outstanding                       71,047     74,253
Book value per share                            $16.67     $13.06
Return on equity (three-year rolling)             24.6%      27.8%
Property and casualty policyholders'
  surplus                                   $1,104,564   $811,628

(GRAPHICS)
[At the bottom of page 1 are four, two-color charts which depict certain financial information. These charts are described as follow:]

  [Chart Number 1 - Net Income and Realized Gains Per Share

This bar chart depicts net income and aftertax realized gains per share over a five year period. The vertical (y) axis is expressed in dollars (from zero to $4.00) and the horizontal (X) axis shows years (1990 through 1994). The data plotted is as follows:

                                       Net           Aftertax
                                      Income       Realized Gains
                         1990          $2.73          $ .17
                         1991          $2.70          $ .27
                         1992          $2.39          $ .84
                         1993          $3.83          $1.14
                         1994          $2.97          $ .14]

[Chart Number 2 - Property and Casualty Policyholders' Surplus and GEICO Corporation Shareholders' Equity (millions of dollars)

This area chart depicts shareholders' equity and policyholders' surplus in millions of dollars over a five year period. The y-axis is expressed in millions of dollars (from zero to $1,600 and the x-axis shows years (1990 through 1994). The data plotted is as follows:

                                 Policyholders'     Shareholders'
                                     Surplus           Equity
                         1990       $  811.6           $  970.0
                         1991       $1,104.6           $1,184.3
                         1992       $  968.3           $1,292.5
                         1993       $  916.9           $1,534.6
                         1994       $1,039.9           $1,445.9]

[Chart Number 3 - Book Value Per Share and Return on Equity

This area chart depicts book value per share over a five year period. There is also a line graph, imposed on the area graph, showing return on equity (three-year rolling) over a five year period. There are two y-axes. The left y-axis is expressed in dollars (zero to $25, in five dollar increments) and relates to the book value per share area graph. The right y-axis is expressed in percentage (zero to 30% in increments of 10) and relates to the return on equity. The x-axis shows years (1990 through 1994). The data plotted is as follows:

                                     Book Value       Return on
                                     Per Share         Equity
                         1990          $13.06          27.8%
                         1991          $16.67          24.6%
                         1992          $18.16          19.4%
                         1993          $21.66          18.7%
                         1994          $21.17          16.4%]

[Chart Number 4 - Underwriting Ratios (after policyholder dividends)

This area chart compares the property casualty insurance industry underwriting ratios against GEICO Corporation underwriting ratios. The y-axis (truncated) is expressed in precentage running from 70% (implied) to 115% (in 15 point increments). The x-axis shows years (1990 through 1994). The data plotted is as follows:

                                     Industry       GEICO Corp.
                         1990          109.7%          96.4%
                         1991          108.8%          96.4%
                         1992          115.7%         100.1%
                         1993          106.9%          97 5%
                         1994          109.4%          96.4%]
(Page 1)

TO OUR SHAREHOLDERS

(photo)

[On page two there are two pictures in the left margin. The top left picture shows O.M. Nicely, President and Chief Executive Officer, Insurance Operations. The bottom left picture shows Louis A. Simpson, President and Chief Executive Officer, Capital Operations.]


Overall financial results in 1994 were satisfactory. Underwriting results and aftertax net investment income improved while operating earnings per share were close to the 1993 results.
        Management believes the underwriting ratio is the best indication of how well the property and casualty insurance operations are performing. The consolidated property and casualty statutory underwriting ratio was 96.4% in 1994 compared to an adjusted ratio of 96.7% in 1993. As you may recall, last year's ratio of 96.7% was adjusted from the statutory ratio of 99.1% to eliminate the effect of the California Proposition 103 premium refund, and also our changed method of recording written premium. These adjustments were necessary to give a better indication of 1993's underwriting performance.
        While the overall underwriting results were satisfactory, 1994 was impacted significantly by a series of catastrophic losses including winter freezing in the northeast and the Northridge, California earthquake. Catastrophe losses were approximately $31 million in both 1994 and 1993 following 1992's gross losses (before reinsurance) of almost $200 million, the majority of which was Hurricane Andrew. Catastrophe losses contributed
1.3 points to the underwriting ratios in both 1994 and 1993, and 6.3 points in 1992. In 1994, we elected not to purchase catastrophe reinsurance. Following major catastrophe losses over the past few years, reinsurers raised their premiums to a level where we believe the prices in relation to the coverage provided do not represent a good bargain. We continue to entertain offers to limit our exposure to catastrophe losses and would purchase reinsurance if the rates were reasonable and justified. Meanwhile, we believe that the Corporation's capital base is sufficient to withstand substantial catastrophe losses.
        Underwriting results in our core private passenger automobile business were quite satisfactory in 1994. Voluntary auto policies-in-force grew by 6.8%. Property and casualty premiums earned were up 8.4% in 1994 following a 10.1% increase in 1993. These growth rates reflect the strong auto growth and modest rate increases of the past two years. Our homeowner line, primarily written as an accommodation to our automobile business, had a modest underwriting gain with a small decline in policies-in-force.
        Consolidated pretax net investment income of $201.8 million is essentially flat with income of $201.9 million in 1993. Investment income in 1994 reflects lower yields on fixed-income investments due to a shift to tax-exempt securities and a high rate of issuer redemptions and prepayments on older, higher yielding investments. However, the Corporation's aftertax investment income is a better indicator of performance. Aftertax investment income in 1994 was $173.1 million, up from $165.1 million in 1993, an increase of 4.9%. The chart displayed on the next page shows the aftertax net investment income per share over the past few years. The per share increase from 1993 to 1994 is 6.9%. The increase is greater on a per share basis because of lower shares outstanding.
        Operating earnings, which exclude realized investment gains and losses and the cumulative effect of changes in accounting, were $2.84 per share, down slightly from $2.87 per share in 1993. Operating results in 1993 were increased by $.06 per share as the result of our settlement of California Proposition 103.
        Net income was $207.8 million, down from $273.7 million a year earlier. Net income per share in 1994 was $2.97, down 22.5% from $3.83 in 1993. Net income reflects a lower level of realized gains in 1994. Aftertax realized gains in 1994
(Page 2)
were $9.9 million ($.14 per share), down from 1993's $81.3 million ($1.14 per share). Net income was reduced $1.1 million ($.01 per share) in 1994 and $12.7 million ($.18 per share) in 1993 as the result of accounting changes discussed in detail in the Management's Discussion and Analysis section. Included in 1993's $1.14 of aftertax realized gains per share was $.22 from the sale of 3.3 million shares of AVEMCO stock. Net income, of course, is highly influenced by the level of investment gains realized. Our guiding investment principle is to invest for long-term total returns to enhance shareholder value. Therefore, we realize gains when it makes economic sense to do so and not to smooth our net income results.
        For our purposes, we have defined long-term as a thirty-six month view and this is the basis on which we measure our investment success or failure against the market. This is not to suggest, however, that we are not mindful of shorter time periods. During 1994, your total investment portfolio achieved an aftertax return of 2.6%. The common stock segment had an aftertax total return of 9.1% as compared to an imputed aftertax return of 1.6% for the S&P 500 index. The fixed income segment of the portfolio also yielded a higher return than the market in 1994. Over the past three years, the Corporation's common stock portfolio earned a 6.8% compound annual rate of return after tax, compared to 4.7% for the S&P 500. For the same three year period, the total portfolio appreciated at a 4.6% annual rate after tax.
        Shareholders' equity of $1,445.9 million at year-end 1994 represents a decrease of 5.8% from 1993's $1,534.6 million. The decline reflects the purchase of a net 2,613,498 shares of Treasury Stock for $130.3 million in 1994 and a $101.0 million decrease in the net unrealized appreciation of investments to $91.2 million at December 31, 1994. As noted, equity securities performed well in 1994 but this was more than offset by declines in fixed maturities due to a significant increase in interest rates during the year. Book value per share declined by 2.3% from year-end 1993 to $21.17 at December 31, 1994.
        Return on equity, as measured over a rolling three-year period, was 16.4% in 1994 compared to 18.7% for 1993. The return on equity continues to be diminished as the Corporation's capital grows. For now, however, your management feels that the current capital level is prudent.
        On February 22, 1995 your Board of Directors increased the quarterly cash dividend on the Corporation's Common Stock to $.27 per share, up 8% over the dividend paid in each of the previous four quarters.

[On page 3 there are three bar charts. The first chart, located in the lower left position displays aftertax net investment income on a per share basis. The Y-axis is stated in dollars running from 0 to $3.00, in increments of one dollar. The x-axis is years (1990 through 1994). The data plotted is as follows:

                                    Aftertax Net
                                    Investment Income
                                    Per Share
                         1990          $2.00
                         1991          $2.22
                         1992          $2.28
                         1993          $2.31
                         1994          $2.47]

[The second, in the bottom center position, is intended to compare rates of return between GEICO's common stock portfolio and the S&P 500. The chart is labeled "Common Stock Annualized Total Rate of Return After Tax (thirty-six months ending)." The y-axis is stated in percent, runing from zero to 20, in increments of 5. The x-axis is years (1990 through 1994). The data is as follows:

                                      Common
                                      Stock
                                     Portfolio        S&P 500
                         1990           12.1%          10.1%
                         1991           17.1%          12.9%
                         1992           11.8%           7.9%
                         1993           14.9%          10.7%
                         1994            6.8%           4.7%]

[The third, a stacked bar chart, in the lower right position, is entitled, "Invested Assets (Millions of Dollars)," and depicts the dollars invested in three categories. The y-axis is expressed in millions of dollars running from zero to $4,200 in increments of 700. The x-axis is years (1990 through 1994). The data plotted for the three separate categories is as follows:

                         Fixed        Equity       Short-term
                       Maturities    Securities    Investments
             1990       $1,885.0       $657.3        $151.7
             1991       $2,275.0       $807.1        $110.0
             1992       $2,476.7       $740.3        $223.0
             1993       $3,175.4       $727.2        $116.0
             1994       $3,270.1       $782.7        $ 50.0]
(Page 3)

[On page 4 there are two bar charts in the left margin which are intended to depict GEICO policyholder satisfaction over a five year period, with auto policy and claim service, respectively. The vertical (y) axis for both charts is expressed as percent running 0, 50 and 100. The horizontal (x) axis for both charts is years (1990 through 1994). The data plotted is as follows:

                         Policy        Claims
                         Service       Service
             1990          91%           87%
             1991          91%           89%
             1992          92%           89%
             1993          94%           90%
             1994          94%           90%]

        In our 1986 Annual Report we discussed our five operating principles.
To remind you, those principles are:
*  Be fanatics for good service
*  Achieve an underwriting profit
*  Be the low-cost provider
*  Maintain a disciplined balance sheet
*  Invest for total return
        Realizing that superior customer satisfaction is critical to our financial success and future growth, management spends much time and effort promoting to our associates the importance of being fanatics for good service. Through an annual policyholder survey, we solicit direct feedback from our customers to assess how pleased they are with the service we provide. As the charts at the left illustrate, our policyholders tell us they continue to be quite satisfied with our auto policy and auto claim service. Last year we also began to keep track of the complimentary letters and phone calls from our customers. We are pleased to report that during 1994 these compliments received were 17.5% above 1993's level.
        Over the years, management has fostered a strong customer service culture stressing the need to make it easy for our customers to do business with GEICO. We intensified our efforts through a Quality Improvement Process, whose basic premise is that our front line associates are in the best position to identify and correct customer dissatisfiers. Given a mechanism, referred to as Ideas for Quality (IQs), these associates are able to alert management to customer service problems and either suggest solutions themselves or work together with other associates in teams to make recommendations. The Quality Improvement Process concept is not unique to GEICO and different companies report varying degrees of success. Sustained commitment and involvement are the keys to continuous improvement. In 1994 our associates submitted over 19,000 IQs. We have made progress in our efforts to be fanatics for good service and must keep our focus to achieve our ultimate objective of delighting our customers.
        If you refer to the chart on pages six and seven you will see that we have achieved an underwriting ratio of less than 100% in all but two years since 1985. As a reminder, an underwriting ratio of less than 100% indicates an underwriting profit. Our best assurance of achieving an underwriting profit is to maintain our expense discipline at all times. The low-cost provider principle speaks to this.
        The direct response distribution system should provide us with a competitive cost advantage since GEICO does not usually pay a commission on business acquired. We can pass this cost savings on to our customers and charge less for our products. Quite frankly, since some companies are willing to operate at an underwriting loss, this commission advantage alone is not enough to reduce our prices to the level we think they must be. We are constantly searching for ways to reduce our other operating expenses.
        Assets and liabilities must be accurately stated in the Corporation's accounting records to properly reflect its capacity to pay losses and expenses. Disciplined loss reserves are one of management's greatest challenges since it may take years for claims to settle, and reducing the reserves a little can improve reported financial results a lot. Over time, however, understating
(page 4)
the ultimate claims liabilities can lead to financial collapse. The Corporation goes to great length to ensure that its reserves are accurate and adequate to meet foreseeable claims. It is management's responsibility to maintain a disciplined balance sheet to properly reflect the Corporation's financial position and measure its results of operations. Additional comments on the Corporation's loss reserves and methodology are contained in the Management's Discussion and Analysis section on pages 22 through 24.
        As we have said many times, we think that over time, shareholder value is most enhanced by investing for long-term total returns. We feel this approach helps keep us from making poor short-term decisions when it comes to sector allocation or investing in the latest Wall Street craze. Over the years, the superior performance of your common stock portfolio segment in particular has added much value to the Corporation. In the selection of common stocks, we continue to be guided by the same five criteria that we detailed in our 1986 Annual Report:
* Think independently
* Invest in high-return businesses run for the shareholders
* Pay only a reasonable price, even for an excellent business
* Invest for the long term
* Do not diversify excessively
        Since we last mentioned these principles in 1986, the Corporation has seen its ups and downs, but mostly ups. In reviewing this history, management asks itself what we could have done better. As the expression goes, hindsight is always 20-20, and we would possibly have done certain things differently. We can assure you, however, that we would not have changed any of our five operating principles or our dedication to them. They have served us well in the past and we expect to be guided by them in the future.
        We intend to continue to focus our concentration on profitably growing our core personal lines automobile business, through concentrating on providing superior customer service and achieving greater operating efficiencies.


O. M. Nicely
President and Chief Executive Officer
Insurance Operations
February 24, 1995

Louis A. Simpson
President and Chief Executive Officer
Capital Operations
February 24, 1995
(Page 5)

SELECTED FINANCIAL DATA


GEICO CORPORATION
(In thousands, except per share data)
                                                  1994       1993        1992
OPERATING RESULTS
Premiums                                    $2,476,276 $2,283,488 $ 2,084,502
Net investment income                          201,790    201,851     201,526
Realized gains on investments                   12,898    120,584      98,535
Interest on loans receivable                    10,347     11,519      16,528
Equity in earnings of unconsolidated affil-
  iates                                            -        3,306       2,292
Other revenue                                   14,698     17,552      16,619
Total revenue                                2,716,009  2,638,300   2,420,002
Total benefits and expenses                  2,507,194  2,351,873   2,247,229
Net income before cumulative effect of
  changes in accounting principles             208,815    286,427     172,773
Cumulative effect of changes in accounting
  principles                                    (1,051)   (12,749)        -
Net income                                    $207,764   $273,678    $172,773

WEIGHTED AVERAGE SHARES OUTSTANDING             69,992     71,417      72,387

PER SHARE RESULTS
Net income*                                      $2.97      $3.83       $2.39
Common Stock dividends                           $1.00      $.680       $.600

FINANCIAL CONDITION
Assets                                      $4,998,105 $4,831,440  $4,525,091
Debt                                          $391,378   $418,085    $287,007
Shareholders' equity                        $1,445,941 $1,534,579  $1,292,511
Common shares outstanding                       68,291     70,834      71,184
Book value per share                            $21.17     $21.66      $18.16

SIGNIFICANT STATUTORY INDICATORS
(In thousands, except ratios)

PROPERTY AND CASUALTY OPERATIONS**
Surplus for protection of policyholders     $1,039,930   $916,943    $968,286
Ratio of twelve months written premiums
  to surplus                                     2.4:1      2.2:1       2.2:1
Loss ratio                                        82.1%      81.9%       84.8%
Expense ratio                                     14.3%      17.2%       15.3%
Underwriting ratio                                96.4%      99.1%      100.1%
Underwriting ratio after policyholder div-
  idends                                          96.4%      99.1%      100.1%
Adjusted ratios:
  Expense ratio                                              15.6%
  Underwriting ratio                                         97.5%

SELECTED FINANCIAL DATA

GEICO CORPORATION
(In thousands, except per share data)
                                                   1991        1990
OPERATING RESULTS
Premiums                                     $1,888,368  $1,692,518
Net investment income                           191,226     177,087
Realized gains on investments                    29,331      19,587
Interest on loans receivable                     20,019      23,606
Equity in earnings of unconsolidated affil-
  iates                                           4,139       3,303
Other revenue                                    13,944      18,776
Total revenue                                 2,147,027   1,934,877
Total benefits and expenses                   1,950,647   1,726,436
Net income before cumulative effect of
  changes in accounting principles              196,380     208,441
Cumulative effect of changes in accounting
  principles                                         -          -
Net income                                     $196,380    $208,441

WEIGHTED AVERAGE SHARES OUTSTANDING              72,855      76,397

PER SHARE RESULTS
Net income*                                       $2.70       $2.73
Common Stock dividends                            $.456       $.400

FINANCIAL CONDITION
Assets                                       $4,242,193  $3,719,019
Debt                                           $299,081    $280,799
Shareholders' equity                         $1,184,261    $970,008
Common shares outstanding                        71,047      74,253
Book value per share                             $16.67      $13.06

SIGNIFICANT STATUTORY INDICATORS
(In thousands, except ratios)

PROPERTY AND CASUALTY OPERATIONS**
Surplus for protection of policyholders      $1,104,564   $811,628
Ratio of twelve months written premiums
  to surplus                                      1.7:1      2.1:1
Loss ratio                                         79.0%      80.8%
Expense ratio                                      15.9%      15.2%
Underwriting ratio                                 94.9%      96.0%
Underwriting ratio after policyholder div-
  idends                                           96.4%      96.4%
Adjusted ratios:
  Expense ratio
  Underwriting ratio

*The cumulative effect of changes in accounting principles reduced net income per share by $.01 in 1994 and $.18 in 1993.

**Property and casualty includes Government Employees Insurance
Company, GEICO General, GEICO Indemnity, GEICO Casualty, Resolute, and during their respective ownership periods, Southern Heritage and Merastar.

Expense ratios are calculated using underwriting expenses less net service charges, as related to premiums written.

Adjusted ratios for 1988 and 1987 are calculated to eliminate the effect of converting to six-month premiums and for 1993 are calcu-lated to eliminate the effect of the change in accounting for advance premiums.
(page 6)

SELECTED FINANCIAL DATA

GEICO CORPORATION

(In thousands, except per share data)
                                                1989        1988       1987
OPERATING RESULTS
Premiums                                  $1,621,361  $1,548,989 $1,429,208
Net investment income                        152,422     143,502    130,691
Realized gains on investments                109,133      82,351     42,019
Interest on loans receivable                  29,215      31,159     27,100
Equity in earnings of unconsolidated
  affiliates                                  10,462      11,246      8,785
Other revenue                                 16,796      14,129     17,916
Total revenue                              1,939,389   1,831,376  1,655,719
Total benefits and expenses                1,726,336   1,642,338  1,477,805
Net income before cumulative effect of
  changes in accounting principles           213,053     189,038    177,914
Cumulative effect of changes in accounting
  principles                                   -            -          -
Net income                                  $213,053     189,038    177,914

WEIGHTED AVERAGE SHARES OUTSTANDING           77,522      79,303     83,363

PER SHARE RESULTS
Net income*                                    $2.75       $2.38      $2.13
Common Stock dividends                         $.360       $.328      $.272

FINANCIAL CONDITION
Assets                                    $3,582,156  $3,189,095 $3,101,993
Debt                                        $302,152    $299,955   $260,313
Shareholders' equity                        $898,135    $707,390   $634,678
Common shares outstanding                     75,882      77,198     80,993
Book value per share                          $11.84       $9.16      $7.84


SIGNIFICANT STATUTORY INDICATORS
(In thousands, except ratios)

PROPERTY AND CASUALTY OPERATIONS**
Surplus for protection of policyholders     $814,806    $650,880   $548,408
Ratio of twelve months written premiums
  to surplus                                   2.0:1       1.9:1      2.6:1
Loss ratio                                      81.8%       83.2%      81.2%
Expense ratio                                   15.2%       17.5%      15.5%
Underwriting ratio                              97.0%      100.7%      96.7%
Underwriting ratio after policyholder
  dividends                                     97.4%      100.7%      96.7%
Adjusted ratios:
  Expense ratio                                             14.6%      15.2%
  Underwriting ratio                                        97.8%      96.4%

SELECTED FINANCIAL DATA

GEICO CORPORATION
(In thousands, except per share data)
                                                1986        1985
OPERATING RESULTS
Premiums                                  $1,289,856  $1,073,937
Net investment income                        125,129     124,627
Realized gains on investments                146,729     142,549
Interest on loans receivable                  27,051      25,124
Equity in earnings of unconsolidated
  affiliates                                   5,990       2,774
Other revenue                                 15,792      25,361
Total revenue                              1,610,547   1,394,372
Total benefits and expenses                1,392,805   1,223,793
Net income before cumulative effect of
  changes in accounting principles           217,742     170,579
Cumulative effect of changes in accounting
  principles                                   -           -
Net income                                  $217,742    $170,579

WEIGHTED AVERAGE SHARES OUTSTANDING           86,305      92,149

PER SHARE RESULTS
Net income*                                    $2.52       $1.85
Common Stock dividends                         $.216       $.200

FINANCIAL CONDITION
Assets                                    $2,982,149  $2,603,803
Debt                                        $250,244    $255,292
Shareholders' equity                        $623,997    $515,636
Common shares outstanding                     83,580      88,484
Book value per share                           $7.47       $5.83

SIGNIFICANT STATUTORY INDICATORS
(In thousands, except ratios)

PROPERTY AND CASUALTY OPERATIONS**
Surplus for protection of policyholders     $671,414    $583,000
Ratio of twelve months written premiums
  to surplus                                   2.0:1       2.0:1
Loss ratio                                      81.4%       87.9%
Expense ratio                                   14.7%       15.0%
Underwriting ratio                              96.1%      102.9%
Underwriting ratio after policyholder
  dividends                                     96.9%      102.9%
Adjusted ratios:
  Expense ratio
  Underwriting ratio

*The cumulative effect of changes in accounting principles reduced net income per share by $.01 in 1994 and $.18 in 1993.

**Property and casualty includes Government Employees Insurance
Company, GEICO General, GEICO Indemnity, GEICO Casualty, Resolute, and during their respective ownership periods, Southern Heritage and Merastar.

Expense ratios are calculated using underwriting expenses less net service charges, as related to premiums written.

Adjusted ratios for 1988 and 1987 are calculated to eliminate the effect of converting to six-month premiums and for 1993 are calcu-lated to eliminate the effect of the change in accounting for advance premiums.




COMMON STOCK

The Corporation's Common Stock is listed on both the New York and Pacific Stock Exchanges, ticker symbol "GEC." Under Securities and Exchange Commission rules, certain securities dealers are permitted to make an over-the-counter market in the Corporation's stock. The number of holders of record of the Corporation's Common Stock at January 31, 1995 was 2,998.
        The following table shows the quarterly high and low prices for the Common Stock, as published in the tabulation of the New York Stock Exchange Composite Transactions. The table also shows dividends paid to shareholders of record in each quarter of 1994 and 1993.
                                       Dividends
1994                    High       Low      Paid
Fourth Quarter         $51.25    $49.00     $ .25
Third Quarter           51.50     47.63       .25
Second Quarter          57.63     49.63       .25
First Quarter           57.50     51.13       .25

                                      Dividends
1993                    High       Low      Paid
Fourth Quarter         $56.00    $50.75      $ .17
Third Quarter           58.88     49.75        .17
Second Quarter          61.13     47.38        .17
First Quarter           67.63     59.25        .17
(Page 7)

CORPORATE CITIZENSHIP

[In the upper right corner is a picture of three individuals with the following caption:

Educators for Excellence is a product of our associates' active involvement in the Fredericksburg, Va., community. Pictured above are GEICO claims manager Michael Rutland (left), Stafford County school board member H. Carson Rhyne, Jr. (center), and Superintendent of Stafford County Public Schools Dr. Russell Watson.]

GEICO's strong record of profitability and its 58-year commitment to serving its customers reflect the seriousness of its responsibilities to shareholders and policyholders. But the Corporation also takes seriously its responsibility as a good corporate citizen in the communities of which it is a part. GEICO demonstrates its citizenship role in two primary areas. First, through financial support and active involvement, the Corporation participates in various activities to improve the quality of life in the local community. The GEICO Philanthropic Foundation, which provides much of the financial support, is funded primarily by the GEICO group of property and casualty insurance companies. Second, GEICO supports and encourages associate participation in various civic and community groups.

Corporate Community Involvement
Because GEICO is headquartered in the Washington, D.C., area, which includes suburban Virginia and Maryland, much of the Corporate activity occurs there. But many of the organizations GEICO supports have a national outreach. One example is the New York Neighborhood Housing Services (NHS), which works with residents, local business and city governments to help low and moderate-income residents purchase and renovate homes through loans to families who may be unable to obtain credit through traditional means. The Corporation serves on the advisory board of the New York NHS and the Foundation made a financial contribution to that organization in 1994.
        The Corporation also supports the Boy Scouts (and helps organize the Washington area annual golf tournament), the Salvation Army, the Armed Services YMCA and the USO of Metropolitan Washington and serves on the YMCA and USO boards. For the past few years GEICO has been a sponsor of the annual National Wheelchair Games, a major event of the Paralyzed Veterans of America.
        As a member of its board of directors, GEICO provides active assistance to the Greater Washington Metropolitan Area Urban League, which offers job training and placement, tutoring and educational enrichment programs for youth, a comprehensive program for the elderly, counseling to families in crisis and assistance in community development. GEICO also participates in the programs and operations of the Greater Washington Boys and Girls Clubs and serves on the board. The clubs help children, especially those at risk, build confidence, develop character, and acquire the skills needed to grow into productive, civic- minded and responsible adults. The Foundation provides financial support to the nonprofit Jubilee Jobs, a Washington, D.C., organization which has been quite successful in taking unemployed inner-city residents off the streets and off welfare by finding them jobs and helping them become contributors to, rather than dependents of, society. GEICO serves on the Jubilee Jobs Corporate Action Committee.
        In support of education, the Foundation matches associate contributions to colleges and universities and many associates participate in this program. Another example of support to education is the long relationship GEICO has maintained with Howard University in Washington, D.C., and its participation on the insurance advisory board of the College of Insurance Education at the University's School of Business. GEICO has participated in a variety of other activities at Howard University, provided financial support and hired students as summer interns. In further support of education, the Corporation offers modest scholarship programs to select students who live and attend college
(Page 8)
in the vicinity of the regional offices.
        GEICO takes a special interest in military and government employees, one indication of which is the Foundation's substantial financial support to the Federal Employees Education/Assistance Fund. Another indication of that interest is GEICO's annual Public Service and Military Service Awards which recognize four active and one retired federal employee and five active military members who have made exceptional contributions to safety, health and welfare programs.
        The recently opened Fredericksburg, Va., regional office honors Fredericksburg area school teachers with an awards program, Educators for Excellence, created through the cooperative efforts of GEICO associates and local school boards. One teacher will be selected annually from each of five neighboring school districts to receive $1,000 in recognition of superior performance. In Montgomery County, Md., the GEICO corporate home, GEICO is a participant in a county government program that provides for the construction of affordable housing for county residents.

[In the upper right corner is a picture of three associates with the following caption:

Daryl Glover (seated), Katy Radin, and Carlos Acker are just three of GEICO's corporate headquarters associates who participate in Mentors Inc. The program provides academic coaching and career focus for Washington, D.C., public high school students.]

Associate Involvement
At each location, GEICO associates support a wide variety of local charities and participate in public service organizations. They volunteer their time in a multitude of ways such as organizing Special Olympics events for handicapped children, rehabilitating homes, and speaking about safety at school and civic group meetings. Twenty-one GEICO associates are making a significant difference in many young lives through Mentors Inc., an organization that matches volunteer adults one-on-one with District of Columbia public high school students.
        The Corporation honors the helpful spirit of its associates with an annual GEICO Volunteer Service Award. The 1994 winner was a volunteer fire fighter from the Woodbury, N.Y. , office. Activities of past winners have been varied; they have included a day care center board member, an emergency medical technician, a community dental care president, a Special Olympics volunteer, and an AIDS clinic volunteer.
        In the fall of each year, all locations participate in their local United Way campaigns, raising money either by pledges or creative fund raising activities. The Foundation matched associate contributions dollar-for-dollar in 1994, bringing the total contribution to local United Way organizations to more than $900,000. By contributing to United Way, whose member agencies address such a broad spectrum of needs, GEICO and its associates make sure their dollars benefit many different organizations at every level from local to national. In addition to the United Way Campaign, GEICO associates in the Washington office annually conduct their own campaign to raise funds for the local Children's Hospital. Associates' gifts to other qualifying organizations of their choosing are also matched to encourage associates' support of worthy community activities.
        Occasionally, there arises a need so severe that the companies and their associates make extraordinary efforts to help. Tropical Storm Alberto created such a need in 1994 when the storm hit particularly hard the Macon, Ga., area, home of a GEICO regional office. GEICO, through the Foundation, contributed $50,000 to the American Red Cross flood relief effort. GEICO associates across the country raised thousands of dollars more to aid 13 of their Macon colleagues whose homes were damaged in the flood.
        The many associates who donate their own time and effort to improve their communities and to help in times of crisis reflect well upon the Corporation and have earned praise and thanks from GEICO and those they assist.
(PAGE 9)

SAFETY

Beginning with its founder, GEICO has a long, proud history of promoting highway safety. Its efforts have contributed to automobile travel that is much safer today than even 10 years ago.
        In 1993 there were 6 percent fewer traffic fatalities than in 1983, despite 16 percent more vehicles registered, 38 percent more miles driven annually and 14 percent more drivers. Anyway you look at it, death rates were lower, whether measured by 10,000 motor vehicles (down 19 percent), 100 million vehicle miles (down 32 percent) or 100,000 population (down 14 percent).
        Several factors contribute to this change. Many cars now have air bags, and by the 1996 model year virtually all new passenger vehicles will have air bags for both drivers and front-seat passengers. Research by the Insurance Institute for Highway Safety (IIHS) showed that driver deaths in frontal crashes were 28 percent lower in air bag-equipped cars than in comparable cars with manual lap/shoulder belts only.
        Air bags work best when safety belts are used, and 66 percent of the population has now gotten the message to buckle up. A total of 48 states now require those in cars to use safety belts. Nine of those states have primary enforcement laws, meaning that police can stop a car simply for non-use rather than only for another traffic infraction.
        Fewer people now drink and drive. In 1993, 37 percent of the drivers fatally injured in traffic crashes had a blood alcohol content (BAC) of .10 or more, compared to 50 percent of the drivers in 1980. New legislation placed tougher penalties on impaired driving, and the laws were accompanied by tougher enforcement. At the same time public awareness campaigns enlightened residents to the problem and mobilized public support.
        These changes would not have happened without the work of GEICO and
its allies in the auto and highway safety field.   The insurance industry
pushed for air bag requirements, safety belt laws and stricter drunk driving legislation, and joined forces with many other groups to help bring about these changes.
        One group, IIHS, has used its prestigious research abilities to document the need for many safety changes. Its work on air bags, safety belts, automobile safety and drunk driving issues are among those where it has been influential. The independent research organization receives financial support from the nation's insurance companies, including GEICO, and GEICO officers serve on the boards of IIHS and its Highway Loss Data Institute.
        In its safety work, GEICO usually backs financial contributions in the safety area with people power. By assuming leadership positions in these organizations, GEICO helps ensure the effectiveness of the organizations. Here's what is happening, with GEICO's help, through some of these groups.

* After a countrywide fact-finding mission, the National Commission Against Drunk Driving has focused its efforts on the 21 to 34 year-old driving group, which represents more than 50 percent of the drivers involved in alcohol-related fatal crashes.

* The National Association of Independent Insurers Safety Foundation has launched a program that urges states to adopt a graduated license program to reduce the number of accidents that occur because of young, inexperienced drivers.

* The Network of Employers for Traffic Safety, or NETS, now has 11 statewide organizations to help involve employers in extending the auto and highway safety message to their workers.

* On the local level, the Washington Regional Alcohol Program uses seasonal programs to reach high school students with the drunk or drugged driving message. In addition, GEICO and its associates supported several First Night celebrations. These alcohol-free community-based programs offer a safe, creative alternative to New Year's revelry.

Apart from these efforts, GEICO has helped assure safe travel for children of young military families with donations of hundreds of infant safety seats to military and naval installations in the U.S. and overseas.
        Though much progress has been made to assure safer travel, much remains to be done. These areas will draw the attention of GEICO and its highway safety allies:

* Drunk driving. Despite a reduction in drunk driving, progress has slowed and alcohol-impaired driving remains one of the most serious highway
safety problems.   Male drivers 21 to 40 years of age constitute the
majority of fatally injured drivers with high blood alcohol contents, and the group has recorded only a modest decline in the 1980s. Laws now on the books have been instrumental in reducing the drunk driving problems; the key to making further progress is enforcement, which must be both widespread and visible.
(Page 10)

[In the upper left portion of the page is a picture of two associates with the following caption:

Vince Giampietro and Gary Burns, from our government liaison program, along with associates from each of our regional and branch office locations spread the auto safety message in local communities.]

* Teenage drinking and driving. The adoption of 21 year-old alcohol purchase age laws helped reduce drunk driving in this age group, but in recent years adherence to minimum purchase age laws appears to be declining.

* Graduated licensing. An intermediate stage between the learner's permit and an adult license, graduated licensing can help get 16 to 18 year-olds through their most dangerous driving years alive and uninjured by gradually giving them added training and on-the-road experience and monitoring their performance more closely. The focus on this group comes because 16 and 17 year-olds have four times as many crashes as other
drivers.   Graduated licensing will not resolve this problem alone, but it would deal with the factors that lead to these crashes: inexperience, inadequate skills, excessive driving during high-risk hours of darkness, risk-taking, and misjudgment.

* The aging driver. Drivers over 40 are generally more cautious and have fewer accidents, but those over the age of 65 have more accidents per miles driven than any other age group except teenagers. Running red lights, failing to yield right of way and making improper turns are the most common causes of their accidents. Because older drivers are more vulnerable to trauma, their injuries tend to be more serious.

* Daytime running lights. Studies have shown that the use of automobile lights during daylight hours increases a car's visibility to other drivers and thus can lead to accident reduction. General Motors is experimenting with running lights, which are slightly less bright than a headlamp's lowbeam. These lights are already prevalent in Canada.

        Does GEICO make a difference? By taking a leadership role in its work on safety issues, GEICO and its highway safety allies have contributed significantly to the reduction in deaths and injuries on our nation's highways. It is a role that GEICO, with fervor, will continue to play. (Page 11)

SERVICE

[In the upper right portion of the page is a picture of three associates with the following caption:

Wendy Collins, Sharon MacDonald (center) and John Walsh are representative of GEICO's sales and service associates who give customers competent and knowledgeable insurance service 24 hours a day, seven days a week.]

After a hectic day, have you ever arrived at the dry cleaner or the drug store just minutes after it has closed for the day? It really is frustrating not to be able to conduct business when it is most convenient for you. Some businesses seem to operate for their convenience, not the customer's.

        GEICO realizes how much you value your time and is prepared to respond to your insurance needs at your convenience. You can request a rate quote, make a change to an existing policy or report a claim, around the clock, 365 days a year. Other companies advertise 24-hour service, but their idea of providing service at 3 a.m. or on weekends is with an answering machine. GEICO will answer your call with a trained insurance professional each and every time you call, day or night, weekends or holidays.
        Such a complete customer-focused organization does not happen overnight. There are two ingredients that must come together in order to make it easy for the customer to do business with GEICO. The associates themselves are the first ingredient, of course. GEICO carefully selects and then thoroughly trains each associate who interacts with the public. In GEICO's annual survey of policyholders, a question is asked about the level of courtesy provided by the representatives. The favorable responses received indicate that policyholders feel they are being treated with courtesy and respect by GEICO counselors.
        Technology is the second important ingredient in providing excellent service. Since the majority of the business is conducted by telephone, GEICO must have the absolute, ultimate capability that telecommunications technology can offer. This state-of-the-art telecommunications technology must be coupled to a computerized network that can provide instant access to a rate quote system, claims systems or a policyholder's records. Systems are expensive to develop and maintain but must remain top-notch to provide service that delights customers.
        Your management is committed to providing the ultimate in 24-hour insurance accessibility and service. A key component of that commitment to service is the Quality Improvement Process launched in 1991.
        GEICO's Quality Improvement Process depends on every associate's commitment to search for new and better ways to provide the best customer service in the industry. GEICO established the Corporate Quality Awards in 1993 to honor individuals and groups of associates who produced extraordinary Ideas for Quality (IQs) or provided outstanding service during the previous year. Up to six awards may be given each year. Following are profiles of the GEICO Corporate Quality Award winners for 1994.
(Page 12)

Most Noteworthy IQ Accepted
Kit Johnston, senior employment specialist, Dallas, Texas, office
        In the course of her recruiting duties, Kit Johnston perceived a need for a more visual means of communicating the duties and responsibilities of entry-level positions in sales and claims. She suggested using videos, then wrote down ideas for scenes and scripts.
        She was prepared to shoot the video herself, but realized the potential benefit of having the professional videographers in GEICO's media center produce and distribute the films to all GEICO human resources departments. The project will be completed early in 1995.

Most IQs Accepted
Kathleen Lottman, senior all-lines counselor, Virginia Beach, Va., office
        Kathy Lottman submitted 189 IQs during 1994, of which 160 were accepted-a rate of nearly 85 percent! This was Lottman's second consecutive year as the office's leading submitter of IQs. Lottman's IQs addressed a wide range of issues-everything from policies, procedures and systems to associate and customer safety. Many of her ideas come from the best possible source-her customers.

Quality Assurance of Products and Systems (Team)
Virginia Beach Phone Check Committee, Virginia Beach, Va., office
        A team of Virginia Beach associates brought a money-saving idea to fruition. Janet Lewis, Ann Van Vleet, Sherry Tiaba, Sandy Richardson, Linda Shipley, Joe Thomas and John Izzo implemented the Phone Check system whereby prospective policyholders give GEICO counselors their checking account information over the phone. GEICO then withdraws the initial premium payment from the new policyholder's checking account at a much lower processing cost than if a credit card were used.

Quality and Leadership
Ken Lalia, auto damage field supervisor, Woodbury, N.Y., office
        Ken Lalia's staff of seven adjusters handles approximately 800 claims a month, in addition to which Lalia performs 35 reinspections per month. His performance of these duties, according to home office claim department audits, exceeds company standards. In addition to his regular duties, Lalia has restructured and coordinated his region's auto damage basic training program since 1992. Under his direction, the program has achieved a 100 percent success rate over the past two years.

Make It Easy Award (Individual)
Jim Pennisten, resident adjuster, Rochester/Buffalo, N.Y., office
        When GEICO's Rochester resident adjuster transferred to another region in May, Jim Pennisten took action. He voluntarily took on the Rochester claims in addition to his regular Buffalo assignments. From June through September, he worked up to 12 hours a day, traveled up to 800 miles a week, and closed over 100 claims per month, allowing GEICO to avoid using independent adjusters during this period.

Make It Easy Award (Team)
Engineering staff and Bobbie Hutto, staff services, Macon, Ga., office
        On July 6, Tropical Storm Alberto caused floods that forced evacuation of the GEICO building in Macon and shut down the area's water supply for more than two weeks. In the days that followed, the engineering staff-John Bates, Simon Cullins, Michael Donaldson, Samuel Hester, Jimmy Jones, Tony Rutherford, Danny Simmons and Juston Trivett-worked tirelessly to keep the GEICO building's water-cooled air conditioning system functioning and provide as comfortable a working environment as possible. Meanwhile, Bobbie Hutto made sure the associates had drinking water, portable toilets, hotel rooms for showers, and countless other necessary items and services. Thanks to their efforts, nearly all the associates were able to return to work within a day or two after the flood.
(Page 13)

BUSINESS SEGMENTS

PROPERTY AND CASUALTY INSURANCE

Government Employees Insurance Company
GEICO General Insurance Company
GEICO Indemnity Company
GEICO Casualty Company

The principal business of the Corporation is personal lines (auto, homeowners and other personal lines) property and casualty insurance, which is offered to the insuring public through four affiliated companies. Government Employees Insurance Company and GEICO General Insurance Company serve our primary market, the preferred-risk direct-response customer. These two companies accounted for 91.6% of the Corporation's total premium in 1994. GEICO Indemnity Company (GI) writes automobile insurance for standard risks and motorcycle insurance. GEICO Casualty, a GI subsidiary, offers nonstandard-risk automobile insurance to those not qualifying for preferred or standard-risk insurance. GI and GEICO Casualty accounted for an additional 8.3% of the Corporation's total premium in 1994.
      Government Employees Insurance Company was founded in 1936 to provide private passenger automobile insurance to government employees and military personnel and, in 1958, also began providing auto insurance to other eligible preferred-risk drivers. In 1987 Government Employees Insurance Company returned to marketing new auto policies to preferred-risk government employees and military personnel only, while GEICO General Insurance Company
(GGIC) commenced serving all other preferred-risk drivers. In 1954 Government Employees Insurance Company also began offering additional types of personal lines property insurance and now offers homeowners, personal umbrella liability, boatowners, and fire insurance.
        Government Employees Insurance Company is licensed and operates in the District of Columbia and in all states except New Jersey. GGIC, which primarily writes private passenger auto insurance, conducts business in 44 states and the District of Columbia and is licensed in the District of Columbia and in all states except New Jersey. The acronym "GEICO" is used in the remainder of this report to refer to the combined activities and financial results of the two primary preferred-risk companies, Government Employees Insurance Company and GEICO General Insurance Company.
        GEICO Indemnity was organized in 1961 with the primary responsibility for meeting the automobile insurance needs of younger enlisted military personnel not meeting GEICO's preferred-risk underwriting standards. New customers were acquired and service was provided primarily through commissioned contract agents, referred to as General Field Representatives (GFRs). While GFRs remain important to the military market, GI policies are now also being sold to the general standard-risk market through direct response channels as well as by GFRs. GI operates in the District of Columbia and all states except Massachusetts, New Jersey and South Carolina.
        GEICO Casualty was formed in 1982 to offer nonstandard-risk automobile insurance to the military market principally through GFRs. As is the case with GI, GEICO Casualty policies are also now being sold through direct response sources to the general nonstandard-risk market. GEICO Casualty operates in 36 states.
        GEICO markets its insurance products using primarily direct-response marketing methods, which means the prospective customer responds directly over the phone or through the mail to various forms of marketing. GEICO also relies heavily upon the referral of prospects by current policyholders, a low cost method of acquiring new customers. By insuring preferred risks and managing expenses efficiently, GEICO can offer a price advantage to most of its customers.
        GEICO also manages a sponsored marketing program through which various groups and associations allow GEICO to market to their members directly by mail and through membership publications.
        GEICO's marketing efforts have been concentrated primarily in geographic areas where it has established a presence and where the business can be managed efficiently and profitably while providing quality service. Approximately 70% of GEICO's preferred-risk auto customers are located in eight states, California, Connecticut, Florida, Georgia, Maryland, New York, Texas and Virginia. In 1994, GEICO began testing national cable television advertising. The initial response was encouraging and this form of solicitation may prove to be cost effective in reaching additional markets where the Company would like to grow.
        As part of its efforts to expand its direct-response business, the Company has begun providing GEICO Indemnity or GEICO Casualty rate quotes to those inquirers who do not meet the GEICO preferred-risk guidelines. By placing prospects in the standard and nonstandard-risk companies, GEICO is making more efficient use of marketing resources used to generate the inquiry.
        Military and military-base civilian personnel are served primarily through 96 GFRs operating in 33 states. These GFRs are (Page 14) a significant source of new business for GEICO Indemnity and GEICO Casualty.

      The Corporation's consolidated property and casualty statutory underwriting ratio was 96.4% in 1994 compared to 99.1% in 1993 and 100.1% in 1992 (largely a result of record weather-related losses). However, after adjusting to eliminate the effect of the change in accounting for advance premiums during 1993, the adjusted ratio for that year was 97.5% including .8% for the payment of California Proposition 103 refunds of $21.0 million. Property and casualty operations, including reinsurance, produced a GAAP underwriting gain of $85.9 million in 1994 compared to $78.1 million in 1993 and a loss of $.5 million in 1992 due to Hurricane Andrew.
        Surplus for the protection of policyholders of the property and casualty insurance company subsidiaries at December 31, 1994 was $1,039.9 million, up 13.4% from $916.9 million at the end of 1993, resulting in a 2.4 to 1 premiums-to-surplus ratio. The Corporation intends to manage GEICO to a ratio of approximately 2.5 to 1 in the future, which is deemed to represent a prudent degree of leverage. The Corporation has significant assets at the parent company level which are available to provide capital as necessary to support the operations of its insurance subsidiaries. The policyholders' surplus of the property and casualty subsidiaries is well in excess of the risk-based capital requirements prescribed by the National Association of Insurance Commissioners.

Private Passenger Automobile Insurance
The Corporation's principal product line is private passenger automobile insurance, accounting for 92.8% of the property and casualty earned premium in 1994. Based on the A. M. Best report of premiums written in 1993, the Corporation is the nation's sixth largest provider of such insurance. In 1994 automobile insurance premiums earned, including service charges, totaled $2,295.3 million, up 8.6% from $2,114.5 million a year earlier. Approximately 3.5 million automobiles were insured by the Companies at the end of 1994. Automobile premiums earned included $113.1 million in 1994 for residual market (involuntarily written policies) compared to $110.8 million in 1993.
     The number of regular automobile claims reported to GEICO, GI and GEICO Casualty increased 10.0% in 1994, following increases of 4.1% in 1993 and 10.8% in 1992. The increases are attributable in part to the increase in units insured, higher bodily injury claims frequency and continued high levels of catastrophe-related claims.
     The cost of settling bodily injury claims continues to rise due largely to higher medical and medical-related costs. Bodily injury claim costs in GEICO increased an estimated 2 to 4% in 1994 (precise costs may not be known for several years), following 4 to 5% increases in both 1993 and 1992. Costs associated with repairing damaged automobiles increased about 5% in 1994 after increases of approximately 2% in both 1993 and 1992. Medical coverage costs rose about 4% in 1994, compared to increases of approximately 7% in 1993 and 9% in 1992.
        GEICO and others have estimated for some time that fraudulent claims and other fraudulent activities related to insurance, particularly auto insurance, may add at least 10 to 15% to the cost of insurance losses. This, of course, ultimately drives up insurance premiums. GEICO continues its aggressive programs designed to detect and prevent both claims and underwriting fraud. These programs include inspecting vehicles when insuring them initially, reviewing claimants' medical bills, reviewing underwriting data for integrity, and using special investigation units to review and investigate all types of suspicious claims. GEICO's anti-fraud programs annually pay for themselves many times over by reducing fraudulent claims costs, thereby holding down our insureds' premium rates.

Homeowners Insurance
Government Employees Insurance Company provides homeowners insurance principally as an accommodation line to existing automobile policyholders. Homeowners premiums earned totaled $149.8 million, up from $142.1 million in 1993, and accounted for 6.1% of the property and casualty premiums earned in 1994. Homeowner new business sales decreased substantially in 1994 and policies-in-force dropped 3.8%.
     Homeowners insurance produced statutory underwriting gains of $1.6 million in 1994 and $9.1 million in 1993 following a loss of $81.1 million in 1992 due primarily to Hurricane Andrew. Gross incurred homeowner losses from major weather-related storms totaled $19.4 million in 1994, $14.0 million in 1993 and $151.4 million ($86.3 million after reinsurance) in 1992. The $19.4 million of catastrophe losses in 1994 were the second highest in GEICO's homeowner history behind only 1992 (Hurricane Andrew). Catastrophic losses in 1994 include just over $8 million in freezing losses due to the severe winter weather in the northeast and $4.5 million for the Northridge, California earthquake in January.
(Page 15)

Other Property and Casualty Lines
In addition to its automobile and homeowners lines, GEICO offers fire, boat, yacht and personal umbrella liability. The marketing of separate mechanical breakdown insurance (MBI) policies, a single premium coverage that provides warranty protection for new automobiles, was discontinued in 1994. All of these other property and casualty lines accounted for approximately one percent of property and casualty premiums earned in 1994.

Reinsurance
Resolute Group, Inc. reported net income of $3.2 million in 1994 and $3.3 million in 1993. No new business has been written since 1987 and the company is in the process of running off its claims obligations.

LIFE INSURANCE

Criterion Life Insurance Company

Criterion Life Insurance Company (Criterion Life) was formed in 1991 to make available single premium annuities, which are used to fund structured payouts of liability insurance claim settlements, to its property and casualty company affiliates. Criterion Life received $18.8 million in premium and deposits from this source in 1994 compared to $16.5 million in 1993. Life insurance operations reported net income of $.7 million in 1994 compared to a net loss of $.9 million in 1993. Garden State Life Insurance Company, which primarily marketed term life insurance, was sold in June 1992.

FINANCE

Government Employees Financial Corporation

Government Employees Financial Corporation (GEFCO), headquartered in Denver, Colorado, engages in secured consumer and business lending and loan servicing. In 1994, GEFCO had a net loss of $4.1 million, compared with net income of $1.9 million the prior year. The loss in 1994 includes establishing valuation allowances for anticipated sales of GEFCO's finance receivables.
        GEFCO's operations have been contracted in recent years, including the sale of its industrial bank charter in 1992. Loans receivable have been substantially reduced and, in January 1995, GEFCO signed a letter of intent to sell approximately $44 million of its remaining receivables and other assets. GEFCO has returned excess capital to its parent, GEICO, and its shareholder's equity was $7.9 million at December 31, 1994.
(page 16)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
Revenue
Premiums - Consolidated premiums earned in 1994 were $2,476.3 million, up 8.4% from a year ago when premiums were $2,283.5 million which, in turn, was an increase of 9.5% over 1992. Premium growth reflects increases of 4.8% and 6.3% in total policies-in-force in 1994 and 1993, respectively, and modest average rate increases in both years.
        Voluntary auto policies-in-force increased a satisfactory 6.8% during 1994 following a 6.0% increase in 1993. Voluntary auto new business sales in 1994 increased 11.3% after a slight decline in 1993. Preferred-risk voluntary automobile rates increased 3.5% in 1994 compared to an increase of 3.8% in 1993. Renewal persistency in the auto lines continued to be quite satisfactory, with preferred-risk exceeding 92%.
        Residual market (involuntarily written assigned-risk business) policy counts increased 12.9% during 1994 after a slight decrease in 1993. The business continues to remain unprofitable due to the inadequate rates dictated by the regulators. The premium rates for involuntarily written business in GEICO increased an average of 4.1% during 1994, compared to 1.6% in the previous year.
        Homeowners policy counts declined 3.8% in 1994 after growing 7.4% in 1993. However, homeowner rates increased 11.7% in 1994 compared to 5.1% in 1993 as the Company tries to more accurately reflect catastrophe loss exposure in its rates. The decline in policies reflects reduced marketing and a reunderwriting and inspection program for properties in coastal areas exposed to catastrophic losses.
        Life insurance premiums from the sale of structured settlement annuities with life contingencies by Criterion Life were $2.9 million in 1994 compared to $2.3 million in 1993. Life insurance premiums of $13.2 million in 1992 included the operations of Garden State Life Insurance Company prior to its sale on June 26, 1992. Structured settlement sales without life contingencies, which are accounted for as investment contracts, totaled $16.2 million in 1994 and $14.5 million in 1993.
        On November 8, 1988 California voters passed Proposition 103 which called for premium refunds, significant rate reductions and certain changes in the state's insurance laws. In May 1993, the Corporation's insurance subsidiaries affected by Proposition 103 entered into an agreement with the California Insurance Department as to their California insurance premium refund obligations. The GEICO Companies agreed to pay an aggregate of $21 million to policyholders affected and these payments fully discharged and extinguished their obligations to roll back rates, make refunds or pay interest. Additionally, the rates and rate levels in use since November 8, 1988 were deemed approved. During 1989 and 1990 the Companies had accrued $14.3 million and $13.4 million, respectively, for potential premium refunds. As a result of the settlement, premium refunds of $21.0 million were paid, resulting in a $6.7 million pretax increase in operating earnings in 1993.
        Each of the Corporation's insurance company subsidiaries is subject to regulation and supervision of its insurance businesses in each of the jurisdictions in which it does business. In general, such regulation is for the protection of policyholders rather than shareholders. Legislation has been introduced in recent sessions of Congress proposing modification or repeal of the McCarran-Ferguson Act which reaffirms the proposition that it is the responsibility of state governments to regulate the insurance industry and provides a limited exemption to the "business of insurance" from federal anti-trust laws. Whether any changes to the current statute will be made, and the effect of such changes, if any, cannot be determined. The Congress and certain state legislatures are also considering the effects of the use of sex, age, marital status, rating territories and other traditional rating criteria as a basis for rating classification; certain of such criteria no longer can be used in some states, and have been and are being challenged in the courts of other states.
         Clinton administration proposals to integrate the medical benefits portion of both workers compensation and automobile insurance into a general health care insurance system were not enacted during 1994 and, in fact, met with a certain amount of public resistance. The Corporation believes these recommendations were without merit but, at this time, cannot predict with certainty whether similar proposals will be forthcoming from the newly seated Congress. Additionally, some individual states are considering various health care reform proposals and the Corporation cannot predict the outcome of such initiatives at this time.
        Net Investment Income - Consolidated pretax net investment income of $201.8 million in 1994 is flat compared to $201.9 million in 1993 and $201.5 million in 1992. Investment income reflects lower yields on fixed-income investments due to a high rate of issuer redemptions and prepayments on old, higher yielding investments and increased acquisitions of tax-exempt securities. Aftertax net investment income in 1994 increased 4.9% to $173.1 million from $165.1 million in 1993 reflecting the shift to tax-exempt securities.
        Realized Gains on Investments - Pretax net realized gains were (Page 17)

$12.9 million in 1994, compared to $120.6 million in 1993 and $98.5 million in 1992. Realized gains include a $23.5 million gain in 1993 on the sale of AVEMCO shares and a $14.0 million loss in 1992 on the sale of Garden State Life Insurance Company. Realized gains are primarily from the sale of equity securities. Such gains are a result of financial market conditions and can, therefore, fluctuate widely from period to period. The components of realized and unrealized gains and losses on investments are detailed in Note D to the financial statements.
        Interest on Loans Receivable - Interest on loans receivable decreased 10.2% in 1994 to $10.3 million as Government Employees Financial Corporation (GEFCO), our finance subsidiary, continues to reduce its loans receivable. In January 1995, GEFCO signed a letter of intent to sell the bulk of its remaining loans receivable.
        Equity in Earnings of Affiliate - Equity in earnings of affiliate of $3.3 million in 1993 and $2.3 million in 1992 reflects the Corporation's equity in earnings of AVEMCO, previously a 34% owned general aviation insurance company. In October 1993 the Corporation sold 3.3 million shares of its 3.9 million shares of AVEMCO and the remaining shares were accounted for as an equity security available for sale, until sold in 1994.
        Other Revenue - Other revenue was $14.7 million in 1994, compared to $17.6 million in 1993 and $16.6 million in 1992. Other revenue consists primarily of oil and gas revenue, commissions, and motor club dues.

Benefits and Expenses
Losses and loss adjustment expenses incurred increased 9.6% to $1,996.5 million in 1994, up from $1,821.8 million in 1993 and $1,725.0 million in 1992. The statutory loss ratio for property and casualty insurance, which measures the portion of premiums earned paid or reserved for losses and related claims handling expenses, was 82.1% in 1994, compared to 81.9% a year ago and 84.8% in 1992. For statutory accounting purposes in 1993 the California Proposition 103 refund was treated as a $21.0 million reduction in both written and earned premium. The loss and LAE ratio excluding the effect of the California Proposition 103 premium refunds in 1993 was 81.1%.
        Gross incurred losses from 1994 catastrophe events totaled approximately $31 million, up slightly from last year. Catastrophe losses in 1992 were a record high totaling $198.4 million, including $150.4 million from Hurricane Andrew. Net of reinsurance recoveries, 1992 catastrophe losses were $125.9 million. Catastrophe losses added 1.3 points to the loss ratio in both 1994 and 1993 and 6.3 points in 1992.
        The Corporation is susceptible to large losses from a severe storm or earthquake in any area in which it has a large business concentration. The Corporation's greatest areas of concentration, which may be especially subject to hurricanes, are along the east coast of the United States. Over 75 percent of the Corporation's country-wide auto and homeowners premium in 1994 was written in 17 states that border on the Atlantic Ocean or Gulf of Mexico, with large concentrations in Florida, the Maryland/Virginia/District of Columbia area, and the New York City/Long Island/Connecticut area. Hawaii is another location that is vulnerable to hurricanes and in which the Corporation has a modest amount of auto business and a small amount of homeowner business. The Corporation generally does not, however, write high-risk properties close to the water's edge. While hurricanes are considered a major threat to coastal states, other regions, such as the midwest (which frequently experiences tornadoes and hailstorms), are also potentially subject to occasional storms or natural disasters.
        Recognizing the potential for large losses from a natural disaster, the Corporation historically sought to protect its capital base (surplus for the protection of policyholders within the insurance companies) by purchasing reinsurance coverage. GEICO purchased $15 million of catastrophe reinsurance for homeowners coverage in 1993, significantly less than in prior years due to large rate increases requested by reinsurers in response to Hurricane Andrew and other recent catastrophes. This coverage expired at the end of April 1994. In response to concerns of the insurance industry and various consumer groups, the Florida Hurricane Catastrophe Fund became effective June 1, 1994. In return for an annual premium, 75% of homeowners losses in excess of $26 million (two times Florida homeowner yearly written premiums) are covered subject to a constraint of overall money available to the Fund. The Corporation's insurance subsidiaries currently have no other catastrophe reinsurance effective in any other states.
        The Corporation's insurance subsidiaries reinsure excess risks on any single loss. GEICO's principal reinsurer for this coverage is General Reinsurance Corporation which is rated A++ (Superior) by A. M. Best. GEICO has also reinsured a significant portion of its commercial umbrella liability business which was written from 1981 to 1984. The largest anticipated amount recoverable for this coverage is from Constitution Reinsurance Corporation which is rated A+ (Superior) by A. M. Best.
        Excluding the weather-related catastrophes, auto claims frequency (that is, the number of claims in a given period relative to the car count) for property damage coverages was up 4% when
(Page 18)
compared with 1993, while bodily injury and uninsured motorists claim frequency was up about 3 to 5% for the year. The average auto claims severity (the average amount paid per claim) for all coverages was up, including about 5% for property damage.
         Life benefits and interest on policyholders' funds declined to $8.6 million from $13.5 million in 1993, which included a provision of $5.5 million to reflect lower yields anticipated in the related investment portfolio.
        Policy acquisition expenses of $200.0 million in 1994, increased 1.3% from $197.5 million in 1993, reflecting the growth in business offset by a lower general expense ratio. In 1992 such expenses were $183.7 million.
       Other operating expenses were $232.0 million compared to $213.6 million in 1993 and $251.1 million in 1992. Other operating expenses increased 8.6% in 1994 due in part to $8.5 million of incentive compensation expense related to the significant overperformance of the Corporation's common stock portfolio compared to the S&P 500. The expense was a negative $4.1 million in 1993 when the portfolio underperformed the S&P 500, and $1.7 million for overperformance in 1992. Other operating expense in 1994 also include $8.3 million to write down GEFCO's assets to estimated realizable values, and accrue expenses related to settlements and winding down GEFCO's operations.
        Other operating expenses in 1992 included stock appreciation rights
(SARs) expense of $44.8 million, reflecting the increase in the Corporation's stock price from $39.80 to $65.00 per share during the year. The majority of SARs were exercised in 1992 and the remainder were canceled in January 1993. Performance shares expense, which also varies with the price of the Corporation's Common Stock, was $1.8 million in 1994 compared to $3.1 million and $7.3 million for 1993 and 1992, respectively.
        The consolidated statutory underwriting ratio was 96.4% in 1994 compared to 99.1% in 1993 and 100.1% in 1992. These ratios include weather-related losses of 1.3 points in both 1994 and 1993 and 6.3 points in 1992. In 1993 the property and casualty companies changed their accounting to record premiums written on the policy effective date instead of the date the initial billing is processed. The statutory underwriting ratio, after adjusting to eliminate the effect of this change in accounting, was 97.5% in 1993 and includes .8% for the payment of $21.0 million of California Proposition 103 refunds during the year.
        Corporate and other interest expense increased to $24.6 million in 1994 from $17.0 million a year earlier and $20.7 million in 1992. This increase is due to the issuance of $150 million of 7.35% Debentures on July 14, 1993. Corporate and other interest expense also includes interest on deferred compensation which is linked to changes in the Corporation's stock price for those individuals who choose that option. Such interest expense increased significantly in 1992 when the price of the Corporation's stock went from $39.80 to $65.00 and was negative in 1993 and 1994 as the price declined to $49.00. Finance company interest expense reflects lower levels of borrowings by GEFCO.

Income Taxes
Federal income taxes were $42.4 million in 1994 compared to $92.2 million in 1993 and $45.2 million in 1992. The decline in 1994 is due to less realized gains and a shift of the bond portfolio to tax-exempt securities. Federal income taxes in 1993 include the effect of adjusting current and deferred taxes to 35% from 34% due to the enactment of the Omnibus Budget Reconciliation Act of 1993 in the third quarter. The "fresh start" benefit for discounting reserves was $1.9 million in 1992.
        Effective January 1, 1993 the Corporation adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The statement required a change to the liability method of accounting for deferred taxes and also establishes guidelines for recognizing deferred tax assets. Under the liability method, deferred tax accounts are adjusted to reflect the most recently enacted tax rates at which deferred amounts will be eventually paid or recovered. The Corporation has not established a valuation allowance because it believes it is "more likely than not" that all deferred tax assets will be fully realized based upon the Corporation's past history of profitability and anticipated future earnings. The Corporation's level of taxable income during the last three years has resulted in current tax expense totaling approximately $234.2 million.
        The Tax Reform Act of 1986 included provisions to increase significantly property and casualty insurance companies' current taxes payable by accelerating the reporting of taxable income and prorating investment income to tax indirectly 15% of the tax-exempt interest and the amount of dividends received deduction on securities purchased after August 7, 1986. The provisions, which accelerate taxable income, include discounting reserves for tax purposes, disallowing 20% of the increase in unearned premiums as a tax deduction, and reporting 20% of the reserve for unearned premiums at December 31, 1986 as taxable income ratably over six years beginning in 1987. The increase in current taxes resulting from these timing differences,
(Page 19)
whereby income is reported sooner for tax purposes than for financial statement purposes, is offset by a deferred tax benefit with no impact on the total tax provision for financial statement purposes. Current tax expense on net income was $58.1 million in 1994, $108.6 million in 1993 and $67.6 million in 1992 reflecting these provisions.

Changes in Accounting Principles
In the first quarter of 1994 the Corporation adopted Statement of Position No. 93-6 "Employers' Accounting for Employee Stock Ownership Plans" which requires employers to recognize compensation cost based on the fair value of the ESOP shares as of the date the shares are committed-to-be-released, beginning with shares acquired after December 31, 1992. This statement was adopted effective January 1, 1994 on a prospective basis. Accordingly, the Corporation's income statement will reflect a charge or benefit to earnings for the appreciation or depreciation on shares purchased by the ESOP after 1992 when such shares are committed-to-be-released for allocation to participant accounts. No tax benefit is recorded for net charges since such amounts are not deductible for tax purposes.
        In the first quarter of 1994 the Corporation adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits." The cumulative effect of adopting this statement at January 1, 1994 was a charge of $1.1 million, net of tax, which was included in the statements of income as a change in accounting principle. This statement will not have a significant impact on future operating expenses.
        The cumulative effect of adopting Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" at January 1, 1993 was a charge of $8.8 million which is included in the consolidated statements of income as a change in accounting principle. A substantial part of the cumulative adjustment results from increasing the deferred tax liability related to unrealized appreciation of equity securities that existed at December 31, 1986 from 28% to 34% due to the increase in the capital gains tax rate for years beginning in 1987. The cumulative adjustment also includes immediate recognition of the remaining $1.9 million "fresh start" benefit for discounting of reserves.
        Effective January 1, 1993 the Corporation also adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires employers to accrue postretirement benefits, such as health care and life insurance plans for retirees, over the period the employee works to earn the benefit rather than using a pay-as-you-go cash basis. The cumulative effect of adopting this statement at January 1, 1993 was a charge of $3.9 million, net of tax, which is included in the consolidated statements of income as a change in accounting principle.
        Effective December 31, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" which requires the classification of securities into one of three categories: held to maturity, available for sale, or trading. At December 31, 1993 all fixed maturities were classified as available for sale and reported at market value since the Corporation may not hold those securities to maturity. Fixed maturities were previously carried at amortized cost. All equity securities (common stocks and nonredeemable preferred stocks) are also classified as available for sale and reported at market value, as in prior years. The unrealized gains and losses on securities available for sale are reported as a separate component of shareholders' equity, net of applicable deferred income taxes.

Net Income
Net income totaled $207.8 million ($2.97 per share), compared to $273.7 million ($3.83 per share) in 1993 and $172.8 million ($2.39 per share) in 1992. Net income in 1994 included net aftertax realized gains of $9.9 million ($.14 per share), compared to 1993 and 1992 gains of $81.3 million ($1.14 per share) and $60.7 million ($.84 per share), respectively. The cumulative effect of changes in accounting principles reduced net income per share by $.01 in 1994 and $.18 during 1993. Per share earnings included a special tax benefit of $.03 in 1992 for the "fresh start" provisions for discounting reserves. The weighted average shares outstanding were 69,992,442 in 1994 compared to 71,417,006 in 1993 and 72,386,572 in 1992.
        Net unrealized appreciation of investments, which is reflected in shareholders' equity but not in net income, decreased $101.0 million in 1994 to $91.2 million compared to $192.2 million at December 31, 1993. Effective December 31, 1993, investments in fixed maturities were classified as available for sale and reported at market value. The unrealized appreciation, net of deferred taxes, on fixed maturities of $81.8 million at December 31, 1993 was reflected directly in shareholders' equity in 1993. The unrealized appreciation on fixed maturities decreased $142.5 million during 1994 resulting in unrealized depreciation of $60.6 million as of December 31, 1994 due to a significant increase in interest rates during the year. Unrealized appreciation on equity securities increased $41.4 million during 1994 to
(Page 20)

$151.8 million.
        As part of the Corporation's effort to concentrate on its core direct-response business, Merastar Insurance Company and Southern Heritage Insurance Company were sold effective December 31, 1993 to a partnership of which a former chairman of GEICO Corporation is the general partner. The aggregate proceeds from the sales approximated shareholder's equity resulting in no material aftertax gain or loss. These two subsidiaries had approximately $96 million of assets and $42 million of shareholder's equity at the date of sale and premiums of $41 million in 1993.
        On June 26, 1992 the Corporation completed the sale of Garden State Life Insurance Company for $40.0 million. Garden State's operations are included in the consolidated results up to the date of sale. Garden State had approximately $91 million of assets and $53 million of shareholder's equity at the date of sale and premium revenue of $10.7 million for the first six months of 1992.


CAPITAL STRUCTURE

On May 20, 1992, the Corporation's shareholders approved an increase in the number of authorized shares of Common Stock from 60 million to 150 million and the Corporation's Common Stock was split five-for-one. The stock split resulted in the issuance of an additional 56,668,048 shares of $1 par value Common Stock and $56,668,048 was transferred from paid-in surplus to the common stock account. At the same time, all Treasury Stock was retired and an authorization was granted to repurchase up to 7,000,000 shares. All share and per share data presented have been restated to reflect the five-for-one stock split.
        On December 31, 1994, the Corporation's common shares outstanding totaled 68,291,463, reduced through repurchases from the 71,047,460 shares outstanding on December 31, 1991. The Corporation acquired through open market and private transactions a net 2,613,498 shares for $130.3 million in 1994, 389,857 shares for $22.1 million in 1993 and 482,941 shares for $24.1 million in 1992. In 1992, 619,374 shares were issued upon exercise of stock options for $10.4 million. Subsequent to December 31, 1994, the Corporation has purchased an additional 138,484 shares for $6.8 million. As of December 31, 1994 and February 17, 1995, a total of 3,726,104 and 3,587,620 shares, respectively, remained under the current repurchase authorization.
        Book value per share at December 31, 1994 was $21.17 based on 68,291,463 shares outstanding and shareholders'equity of $1,445.9 million, down 2.3% from $21.66 per share at the end of 1993. The decline reflects a decrease in unrealized appreciation of investments and substantial repurchases of shares at a cost in excess of book value per share. The Corporation paid dividends per share of $1.00 in 1994 compared to $.68 in 1993 and $.60 in 1992.
        On July 14, 1993, GEICO Corporation issued $150 million of 7.35% Debentures due 2023. The Corporation used the net proceeds for investment in marketable securities and general corporate purposes, such as the repayment of $92 million of short-term debt which had been borrowed earlier in 1993. The Debentures provided additional funds which could also be used to make capital contributions to the insurance subsidiaries in the event of large catastrophe losses.
        In July 1994 the Corporation entered a new three year revolving credit agreement under which the Corporation, Government Employees Insurance Company and GEFCO can borrow up to $150 million with total borrowings not to exceed $150 million. At December 31, 1994, GEFCO had borrowed $51 million under the facility which is due in 1995. GEFCO may pay the debt by reborrowing under the agreement or using proceeds from the collection or sale of loans receivable.
        During 1994 the Corporation's real estate subsidiaries prepaid $34.6 million of collateralized debt.
        The GEICO Companies Employee Stock Ownership Plan (ESOP) purchases shares of the Corporation's stock with borrowed funds as authorized by the Board of Directors. The repayment of such loans, including interest, is guaranteed by the Corporation. In turn, the Corporation makes voluntary contributions to the ESOP which are used to pay the interest and to reduce the principal. As principal and interest payments are made, a prorated number of shares is released to the accounts of all participating associates.
        The ESOP borrowed $9.2 million in 1994, $6.5 million in 1993 and $5.9 million in 1992. In the same period, the Corporation charged $29.8 million to expense for the ESOP including contributions to enable the ESOP to make interest payments and repay $25.8 million of the loan principal. On December 31, 1994, the loan balance was $50 million with principal payments due each year to the year 2004. The obligations of the ESOP are included in the Corporation's debt. An amount representing the obligations of the ESOP, which has not been charged to compensation expense, is deducted from shareholders' equity.
(Page 21)

PROPERTY AND CASUALTY
LOSS RESERVES
Loss Reserving Methodology
Reserves for loss and loss adjustment expenses (LAE) at any report date reflect the estimate of the liability for the ultimate cost of reported claims and estimated "incurred but not reported" (IBNR) claims arising from accidents which had occurred by that date. Property and casualty loss reserves on unsettled claims are based on averages for all automobile physical damage, property damage liability and medical payments claims, and for other automobile liability claims reported within the most recent three months. Case-basis estimates are established for automobile bodily injury liability, uninsured motorist and personal injury protection claims in the third month and for lines of business other than automobile from inception. IBNR loss reserves are calculated estimates. The reserves for losses include additional amounts to reflect anticipated future economic and social conditions. The determination of these amounts includes consideration of studies of the Companies' reserve levels performed annually by independent consulting actuaries. The methods used to develop reserves are subject to continuing review and refinement.
        Property and casualty reserves include a provision for inflation in the expected cost of settling claims. Reserves for IBNR claims and for claims while on average are based on selected average claim costs which reflect the costs and inflation trends observed in claims closed in recent quarters. Case-basis reserves are established by claims personnel based upon the projected cost of settling each claim in today's dollars plus an explicit provision for inflation through the anticipated claim settlement date.
        Reserves are tested for adequacy using many analyses and actuarial projections. Some projections, using claim closure models, use an assumed rate of inflation by which the historical cost of settling claims is expected to increase in the future. Other tests, such as incurred loss and payment projections, reflect the inflation which is implicit in the historical data. Assumed inflation rates are selected after giving consideration to each of our Companies' experience, industry data and economic indicators. The strengths and weaknesses of each projection and reserve test are reviewed, using actuarial judgment and knowledge of the Companies' operations, before selecting the reserve amount for loss and loss adjustment expenses.
        Loss and LAE reserves at December 31, 1994 include $100 million ($53 million net after reinsurance) for commercial umbrella liability business, which was issued by GEICO from 1981 to 1984. The ultimate development of losses related to the significant risks of this long-tail business, which includes certain environmental and product liability risks, is uncertain. Losses for GEICO's commercial umbrella cannot be projected using the traditional actuarial methods described above. The reserve for loss and LAE for this business represents management's estimate of the ultimate liability which will emerge from a small number of potentially large claims.

Reconciliation of Claim Reserves
Property and casualty loss reserves under generally accepted accounting principles (GAAP) reporting differ from statutory reserves because GAAP reserves are reduced for anticipated salvage and subrogation recoveries and exclude certain reserves which were assumed under a statutory reinsurance contract. Reinsurance recoverable on unpaid losses and LAE are also reported as assets for GAAP purposes rather than netted against reserves. A reconciliation of statutory reserves for loss and LAE to GAAP reserves for loss and LAE is shown below.
        An analysis of the changes in property and casualty aggregate GAAP reserves for losses and LAE, net of reinsurance on unpaid losses and LAE, for each of the last three years is presented on the next page. Since reserves are necessarily based on estimates, the ultimate cost may vary from the original estimates. As adjustments to these estimates become necessary, they are reflected in current operations.

PROPERTY AND CASUALTY RESERVES
(In millions)
                                                         December 31,
                                                    1994      1993     1992
Statutory reserves for loss and LAE             $1,992.9  $1,844.6 $1,720.6
Anticipated salvage and subrogation recoveries     (85.4)    (77.0)   (73.3)
Statutory reinsurance contract                     (20.6)    (20.6)   (20.6)
GAAP reserves for loss and LAE, net of
  reinsurance                                    1,886.9   1,747.0  1,626.7
Reinsurance recoverable on unpaid loss and
  LAE reserves                                     125.4     121.0    129.5
GAAP reserves for loss and LAE                  $2,012.3  $1,868.0 $1,756.2

(Page 22)

Loss Reserve Development
Loss and loss adjustment expense reserves are established at each valuation date for all reported and projected IBNR claims using management's judgment based on the information known as of that date. As time passes, more information about the claims becomes known and reserve estimates are appropriately adjusted upward or downward. Because of the estimation, elements encompassed in the reserving process, and the time it takes to settle many of the most substantial claims, several years are required before a meaningful comparison of actual losses to the original estimate of reserves can be developed.
        The development of reserves is represented by the difference between estimates of reserves as of the original year's end and the re-estimated liability at each subsequent year's end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported (IBNR). Downward development means that the original reserve estimates were higher than subsequently indicated, while upward development means that the original reserve estimates were lower than subsequently indicated.
        The table on the next page presents the GAAP claim reserve liability for loss and LAE, net of reinsurance recoverable on unpaid loss and LAE, as originally estimated for the years 1984 through 1994, the cumulative amounts paid with respect to the reserves for each subsequent year, the re-estimated liability at the end of each year, and the resulting development of the original reserve estimates for 1984 through 1993 as evaluated through December 31, 1994.
        The Corporation strives to establish adequate reserves at the original valuation date; however, as the table shows, reserves may subsequently develop substantially upward or downward. The upward development of reserves, net of reinsurance, for 1984 through 1987 is primarily due to increased estimates of incurred losses for Resolute and commercial umbrella liability insurance for prior years. Reserves, net of reinsurance, for Resolute and commercial umbrella liability insurance at December 31, 1984, 1985, 1986, and 1987 have developed upward approximately $110 million, $118 million, $113 million and $84 million, respectively. Reinsurance ceded has reduced the upward development on these two lines of business by approximately 50%.
        Management believes that its aggregate reserves for loss and loss adjustment expenses at December 31, 1994 are reasonable and adequate to cover the ultimate cost of losses on reported and unreported claims which had occurred by that date. However, given the inherent variability of conditions which affect future claim settlements, such reserves are necessarily based on estimates and ultimate costs may vary from such estimates.

RECONCILIATION OF CLAIM RESERVES
(In millions)
                                                   1994      1993      1992
Reserves for loss and LAE, net of reinsurance,
  at January 1                                 $1,747.0  $1,626.7  $1,450.4
Reserves of subsidiaries sold                      -        (21.5)     -
Cumulative effect of accounting change for
  postretirement benefits on LAE                   -          1.2      -
                                                1,747.0   1,606.4   1,450.4
Incurred loss and LAE
   Provision for current accident year claims   2,097.8   1,899.6   1,795.8
   Decrease in provision for prior accident
    years claims                                 (101.3)    (77.8)    (70.8)
   Total loss and LAE incurred                  1,996.5   1,821.8   1,725.0

Payments for loss and LAE
   Payments on current accident year claims    (1,128.2)   (973.7)   (950.9)
   Payments on prior accident years claims       (728.4)   (707.5)   (597.8)

   Total payments for loss and LAE             (1,856.6) (1,681.2) (1,548.7)

Reserves for loss and LAE, net of reinsurance,
  at December 31                               $1,886.9  $1,747.0  $1,626.7

(Page 23)

CONSOLIDATED PROPERTY AND CASUALTY RESERVE DEVELOPMENT
(In millions)
As of December 31,           1984     1985     1986    1987     1988      1989

Net Reserves for Loss
  and LAE                  $580.2   $698.6   $831.5  $993.4 $1,117.4  $1,214.9
Cumulative Payments as of:
      One year later        274.3    329.7    376.8   453.7    472.0     518.5
      Two years later       393.3    478.5    563.2   660.3    692.5     764.2
      Three years later     461.7    569.7    666.9   774.8    819.2     896.2
      Four years later      503.8    619.0    727.7   836.6    884.4     965.3
      Five years later      524.8    654.7    761.0   869.9    915.9     997.8
      Six years later       549.0    673.6    778.5   885.8    934.1
      Seven years later     560.6    684.3    788.7   894.4
      Eight years later     567.7    691.3    793.1
      Nine years later      572.7    694.7
      Ten years later       576.2

Net Reserves Re-estimated as of:
      End of year           580.2    698.6    831.5   993.4  1,117.4   1,214.9
      One year later        563.6    694.2    834.5 1,009.1  1,070.1   1,181.7
      Two years later       562.5    707.8    862.2   990.5  1,068.6   1,171.9
      Three years later     580.7    729.7    854.0 1,003.4  1,068.9   1,167.4
      Four years later      597.4    730.1    878.5 1,008.5  1,071.9   1,155.3
      Five years later      598.6    765.5    886.1 1,013.0  1,067.4   1,172.7
      Six years later       635.5    775.7    893.9 1,013.9  1,088.4
      Seven years later     645.4    784.3    897.9 1,034.3
      Eight years later     653.1    791.0    921.4
      Nine years later      661.3    816.0
      Ten years later       686.5

Upward (Downward)
Development                $106.3   $117.4    $89.9   $40.9   $(29.0)   $(42.2)

[CAPTION]

CONSOLIDATED PROPERTY AND CASULATY RESERVE DEVELOPMENT

(In millions)
As of December 31,           1990     1991     1992     1993     1994

Net Reserves for Loss
  and LAE                $1,306.5 $1,450.4 $1,626.7 $1,747.0 $1,886.9
Cumulative Payments as of:
      One year later        550.7    597.8    707.5    728.4
      Two years later       812.3    897.9  1,012.6
      Three years later     956.5  1,041.7
      Four years later    1,024.3
      Five years later
      Six years later
      Seven years later
      Eight years later
      Nine years later
      Ten years later

Net Reserves Re-estimated as of:
      End of year         1,306.5  1,450.4  1,626.7  1,747.0  1,886.9
      One year later      1,265.9  1,379.6  1,548.9  1,645.7
      Two years later     1,255.0  1,354.1  1,531.5
      Three years later   1,237.4  1,357.2
      Four years later    1,247.0
      Five years later
      Six years later
      Seven years later
      Eight years later
      Nine years later
      Ten years later

Upward (Downward)
Development                $(59.5) $( 93.2)  $(95.2) $(101.3)   -

Upward development of reserves for 1984 through 1987 is substantially due to increased estimates of liability losses incurred from Resolute's reinsurance operations and commercial umbrella liability claims described herein.

LIQUIDITY
Cash Flow
Cash flow from operations of the Corporation and its subsidiaries increased to $460.6 million in 1994 compared to $351.5 million in 1993 and $262.2 million in 1992. Operating activities in 1993 included the receipt of $31.2 million of income tax refunds resulting from the overpayment of taxes in 1992, and the payment of $21 million of California Proposition 103 refunds. Cash flow in 1992 was reduced by increased disbursements for weather-related catastrophe losses including Hurricane Andrew, the exercise of stock appreciation rights, and dividends to policyholders which were declared in 1991 but paid in 1992.
        During the most recent three-year period, the Corporation's financing activities used $174.5 million net to repurchase its Common Stock and $160.6 million to pay dividends to its shareholders. Financing activities in 1994 included the prepayment of $34.6 million of collateralized debt of the Corporation's real estate subsidiaries and the repayment of $20.7 million of GEFCO's short term debt. Additionally in October 1994 the Corporation borrowed $40 million under a bank note to partially finance Treasury Stock purchases, of which $10 million was repaid in December 1994. Financing activities in 1993 included the issuance of $150 million of 7.35% Debentures due 2023 and the repayment of $12.6 million of GEFCO's short term debt.
        During the same three-year period, the Corporation used a net $835.1 million in investing activities, including significant increases in obligations of states and political subdivisions in 1994 and 1993 and U. S. Government corporations and
(Page 24)
agencies in 1992. Investing activities also included proceeds of $12.7 million in 1994 from the sale of Southern Heritage, $74.3 million in 1993 from the sale of Merastar Insurance Company and AVEMCO shares and $40.0 million in 1992 from the sale of Garden State Life Insurance Company.
        The Corporation's construction of a new 350,000 square foot regional office building in Stafford County, Virginia costing approximately $35 million was completed early in 1994. Purchases of property and equipment included $6.2 million in 1994, $23.2 million in 1993 and $5.6 million in 1992 for the building and land.
        The Corporation receives dividends in cash and/or securities from Government Employees Insurance Company (GEICO), its principal subsidiary, and GEICO Indemnity Company (GI) which provide a portion of the funds necessary for parent company operations. In 1994 the Corporation received dividends of $132.0 million from GEICO compared to $161.1 million in 1993 and $298.9 million in 1992 from GEICO and GI. The Corporation has shifted a significant portion of its equity portfolio from GEICO to the parent company level during the past three years. The parent company owns common stocks with a market value of $602.5 million at December 31, 1994. The regulatory restrictions on dividends were modified in 1993 and limit the maximum dividend which GEICO and GI may pay without prior approval by the state commissioner to the greater of 10% of statutory policyholders' surplus or net income. See Note C to the consolidated financial statements.
        The Corporation and its subsidiaries have a continuing outlook for a positive cash flow and ample liquidity from operations.

Investments
        Pretax net investment income was $201.8 million in 1994, $201.9 million in 1993 and $201.5 million in 1992. Flat investment income reflects lower yields on fixed-income investments due to a high rate of issuer redemptions and prepayments on old, higher yielding investments and increased acquisitions of tax-exempt securities. Investment income growth over the past three years was moderated due to repurchases of the Corporation's Common Stock using funds which would otherwise have been available for investment. Aftertax net investment income increased 4.9% to $173.1 million reflecting the increase in tax-exempt securities.
        Net new investments of $239.9 million were made in the consolidated portfolio in 1994. Net purchases made included $459.1 million of tax-exempt bonds, including prerefunded AAA issues backed by U.S. Treasuries and state general obligation bonds with maturities in the seven to fifteen year range. Net sales and maturities included $111.2 million of U. S. Government/Agency bonds, including prepayments of mortgage-backed securities, and $66.0 million of short-term investments. During the year the Corporation realized net aftertax gains of $9.9 million from the sale of investments.
        The common stock portfolio, adjusted for purchases and sales, had a total aftertax gain (including unrealized gains and losses) of 9.1% in 1994 compared to aftertax gains of 3.8% in 1993 and 7.5% in 1992. The comparable returns for the S&P 500 were gains of 1.6% in 1994, 7.1% in 1993 and 5.7% in 1992. The common stock portfolio is concentrated in a relatively small number of companies. The largest industry positions in the portfolio at year end were in finance (21.8%), toys (18.6%), services (18.5%), apparel (18.4%), health care (9.9%) and banks (7.1%).
        The GEICO Corporation Investment Summary shows the year end consolidated investment portfolio for 1994, 1993 and 1992. Effective December 31, 1993 the Corporation adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and has classified its investment in fixed maturities (bonds and redeemable preferreds) as available for sale. Such securities are reported at market value with unrealized gains and losses, net of deferred taxes, reported as a separate component of shareholders' equity since the Corporation may not hold these securities to maturity. Fixed maturity investments were carried at amortized cost at year end 1992. Equity securities are carried at year end market value, as in prior years.
        The Corporation's policy is to invest in bonds with a rating of A (upper medium quality) or above. The estimated weighted average rating of the bond portfolio at December 31, 1994 was between Aa (high quality) and Aaa (best quality). The investment portfolio does not include any below-investment-grade bonds of a material amount. The Corporation has not invested in high-risk derivative securities such as futures, forward, swap, and option contracts or other financial instruments with similar characteristics to any significant extent.
        During 1994 interest rates rose sharply after declining for several years. Rates along the entire yield curve were pushed higher reflecting concerns about the strong economy and inflation. Yields on 3-month Treasury bills increased from 3.06% to 5.69%, 5-year Treasury notes from 5.21% to 7.83% and 30-year Treasury bonds from 6.35% to 7.88%. Higher interest rates (Page 25) resulted in a decline in market prices for the Corporation's investments in fixed maturities. The market value of fixed maturity investments was $3,270.1 million at December 31, 1994, which was $93.3 million below amortized cost, compared to a market value of $3,175.4 million at December 31, 1993, which was $125.9 million above amortized cost.
        At December 31, 1994, the Corporation and its subsidiaries held $77.6 million in cash and short-term investments. In addition, approximately $422.6 million of the bond portfolio will mature in 1995, including a portion of the asset-backed securities.

FINANCIAL ACCOUNTING STANDARDS
The Financial Accounting Standards Board and the American Institute of Certified Public Accountants have issued several statements which affect accounting practices used by the Corporation. See page 45 for a discussion of these statements, their implementation, and their effect on the Corporation's financial statements.

GEICO CORPORATION INVESTMENT SUMMARY
(In millions)
                                           1994              1993      1992
                                         Carrying          Carrying  Carrying
                                    Value(1) % Portfolio   Value(1)  Value(1)
Fixed maturities
  U.S. Treasury Securities and
   obligations of U.S. government
   corporations and agencies          $842.1        20.5%  $1,014.2  $1,080.7
  Obligations of states and
   political subdivisions            2,292.6        55.9    1,992.1   1,167.2
  Corporate bonds and notes             97.5         2.4      120.1     172.7
   Total bonds                       3,232.2        78.8    3,126.4   2,420.6
  Redeemable preferred stocks           37.9          .9       49.0      56.1
                                     3,270.1        79.7    3,175.4   2,476.7
Equity securities
  Common stocks                        759.8        18.5      687.1     724.1
  Nonredeemable preferred stocks        22.9          .6       40.1      16.2
                                       782.7        19.1      727.2     740.3
Short-term investments                  50.1         1.2      116.0     223.0
Totals                              $4,102.9       100.0%  $4,018.6 $ 3,440.0

(1) Carrying value for fixed maturities is market value for 1994 and 1993 and amortized cost for 1992. Carrying value for equity securities is market value for all years.

[CAPTION]

GEICO CORPORATION BOND MATURITY TABLE
(In millions)
                                  1994
                      Market                Amortized
                      Value    % Portfolio     Value
Maturity
1995                  $422.6       13.1%      $ 418.9
1996 to 1999         1,410.6       43.7       1,430.5
2000 to 2004         1,193.9       36.9       1,258.9
2005 to 2009           165.8        5.1         170.3
2010 and later          39.3        1.2          43.6
                    $3,232.2      100.0%     $3,322.2

(1) Asset-backed securities, consisting of mortgage-backed obligations of U.S. government corporations and agencies and corporate obligations collateralized by mortgage and other financial instruments, are included in the bond maturity table based on their estimated average remaining lives.

(Page 26)

REPORT OF COOPERS & LYBRAND L.L.P,
Independent Accountants

To The Shareholders
GEICO Corporation

      We have audited the accompanying consolidated balance sheets of GEICO Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GEICO Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

      As discussed in Note A to the consolidated financial statements, the Corporation changed its methods of accounting for postemployment benefits in 1994 and for income taxes, postretirement benefits other than pensions, and investments in debt securities in 1993.





Washington, D.C.
February 17, 1995
(page 27)

<CAPTION
GEICO CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, in thousands of dollars
ASSETS                                                       1994        1993

Investments - Note D:
  Fixed maturities available for sale, at market
   U.S. Treasury securities and obligations of U.S.
     government corporations and agencies (amortized
     cost $873,440 and $983,883)                      $   842,086  $1,014,240
   Obligations of states and political subdivisions
     (amortized cost $2,343,200 and $1,900,937)         2,292,622   1,992,151
   Corporate bonds and notes (amortized cost $105,523
     and $116,703)                                         97,554     120,084
   Redeemable preferred stocks (amortized cost
     $41,259 and $47,996)                                  37,863      48,963
                                                        3,270,125   3,175,438

  Equity securities available for sale, at market
   Common stocks (cost $534,370 and $527,402)             759,791     687,050
   Nonredeemable preferred stocks (cost $22,591
     and $38,840)                                          22,917      40,108
                                                          782,708     727,158

  Short-term investments                                   50,033     116,019

   Total Investments                                    4,102,866   4,018,615

Cash                                                       27,580      18,362
Loans receivable, net - Note E                             59,448      75,803
Accrued investment income                                  67,255      63,723
Premiums receivable                                       238,653     206,783
Reinsurance receivables                                   127,189     121,522
Prepaid reinsurance premiums                               10,361       9,694
Amounts receivable from sales of securities                 2,022         920
Deferred policy acquisition costs - Note F                 72,359      71,839
Federal income taxes - Note J                              98,975      26,731
Property and equipment, at cost less accumulated
  depreciation of $113,612 and  $103,514 - Note I         141,741     135,812
Other assets                                               49,656      81,636

  Total Assets                                         $4,998,105  $4,831,440



See Notes to Consolidated Financial Statements

(page 28)

LIABILITIES AND SHAREHOLDERS' EQUITY                        1994       1993

Liabilities
Policy liabilities:
  Property and casualty loss reserves - Note G        $1,704,718 $1,586,135
  Loss adjustment expense reserves - Note G              307,606    281,824
  Unearned premiums                                      747,342    675,116
  Life benefit reserves and policyholders' funds         101,298     87,681
                                                       2,860,964  2,630,756
Debt - Note I:
  Corporate and other                                    340,378    346,385
  Finance company                                         51,000     71,700
Amounts payable on purchase of securities                  8,408      1,997
Other liabilities                                        291,414    246,023

  Total Liabilities                                    3,552,164  3,296,861


Shareholders' Equity - Note K
Common Stock - $1 par value, 150,000,000 shares
  authorized, 71,565,359 and 71,494,649 shares issued
  and 68,291,463 and 70,834,251 shares outstanding        71,565     71,495
Paid-in surplus                                          169,084    165,251
Unrealized appreciation of investments - Note D           91,167    192,239
Retained earnings                                      1,330,022  1,191,509
Treasury Stock, at cost (3,273,896 and
  660,398 shares)                                       (167,115)   (36,740)
Unearned Employee Stock Ownership Plan shares -
  Notes I and M                                          (48,782)   (49,175)

  Total Shareholders' Equity                           1,445,941  1,534,579

  Total Liabilities and Shareholders' Equity          $4,998,105 $4,831,440

(page 29)

GEICO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31, in thousands
of dollars except per share results           1994       1993       1992

Revenue
Premiums - Note N                       $2,476,276 $2,283,488 $2,084,502
Net investment income - Note D             201,790    201,851    201,526
Realized gains on investments - Note D      12,898    120,584     98,535
Interest on loans receivable                10,347     11,519     16,528
Equity in earnings of unconsolidated af-
  filiate                                      -        3,306      2,292
Other revenue                               14,698     17,552     16,619

   Total Revenue                         2,716,009  2,638,300  2,420,002

Benefits and Expenses
Losses and loss adjustment expenses -
  Note G                                 1,996,518  1,821,783  1,724,958
Life benefits and interest on
  policyholders' funds                       8,573     13,521     14,664
Policy acquisition expenses - Note F       200,044    197,545    183,655
Other operating expenses - Note K          231,984    213,555    251,055
Impact of premium refunds - Note H            -        (6,699)      -
Interest expense - Note I:
  Corporate and other                       24,646     17,040     20,682
  Finance company                            3,050      2,935      6,987

    Total Benefits and Expenses          2,464,815  2,259,680  2,202,001

Net Income Before Income Taxes             251,194    378,620    218,001
Federal income tax expense - Note J         42,379     92,193     45,228

Net income before cumulative effect of
  changes in accounting principles         208,815    286,427    172,773
Cumulative effect of changes in account-
  ing principles:
  Postemployment benefits, net of tax       (1,051)      -          -
  Income taxes                                 -       (8,814)      -
  Postretirement benefits, net of tax          -       (3,935)      -

Net Income                              $  207,764  $ 273,678 $  172,773

Earnings Per Share - Notes K and L
Net income before cumulative effect of
  changes in accounting principles           $2.98      $4.01      $2.39
Cumulative effect of changes in
  accounting principles                       (.01)      (.18)       -

Net Income                                   $2.97      $3.83      $2.39

See Notes to Consolidated Financial Statements

(page 30)

GEICO CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, in thousands of dollars
                                                       Unrealized
                                                      Appreciation
                                      Common  Paid-in      of       Retained
                                       Stock  Surplus  Investments  Earnings

Balance at December 31, 1991          $32,178 $192,780 $183,137    $1,657,668

  Net income                                                          172,773
  Dividends ($.60 per share post-split)                               (42,464)
  Decrease in unrealized appreciation,
    net of deferred taxes - Note D                      (26,697)
  Exercise of stock options               619   20,783
  Tax benefit of stock options                   6,189
  Five-for-one stock split - Note K    56,668  (56,668)
  Purchase of Common Stock
  Reissuance of Common Stock                       167
  Retirement of Common Stock -
    Note K                            (18,011)                       (823,168)
  Employee Stock Ownership Plan:
    Borrowings
    Repayments
    Additional accrued compensation
    Tax benefit of dividends                                              930
Balance at December 31, 1992           71,454  163,251  156,440       965,739

  Net income                                                          273,678
  Dividends ($.68 per share)                                          (48,300)
  Increase in unrealized appreciation,
    net of deferred taxes - Note D                       35,799
  Exercise of stock options                41    1,953
  Tax benefit of stock options                     303
  Purchase of Common Stock
  Reissuance of Common Stock                      (256)
  Employee Stock Ownership Plan:
    Borrowings
    Repayments
    Additional accrued compensation
    Tax benefit of dividends                                              392
Balance at December 31, 1993           71,495  165,251  192,239     1,191,509

  Net income                                                          207,764
  Dividends ($1.00 per share)                                         (69,619)
  Decrease in unrealized appreciation,
    net of deferred taxes - Note D                     (101,072)
  Exercise of stock options                70    3,379
  Tax benefit of stock options                     362
  Purchase of Common Stock
  Reissuance of Common Stock                        92
  Employee Stock Ownership Plan:
    Borrowings
    Repayments
    Additional accrued compensation
    Tax benefit of dividends                                              426
    Fair value adjustment, net of
      taxes - Note M                                                      (58)
Balance at December 31, 1994          $71,565 $169,084 $ 91,167    $1,330,022

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, in thousands of dollars
                                                   Employee
                                        Treasury     Stock         Total
                                         Stock,    Ownership    Shareholders'
                                         at Cost     Plan          Equity

Balance at December 31, 1991            $(831,814)  $ (49,688)    $1,184,261

  Net income                                                         172,773
  Dividends ($.60 per share post-split)                              (42,464)
  Decrease in unrealized appreciation,
    net of deferred taxes - Note D                                   (26,697)
  Exercise of stock options                                           21,402
  Tax benefit of stock options                                         6,189
  Five-for-one stock split - Note K                                      -
  Purchase of Common Stock                (31,781)                   (31,781)
  Reissuance of Common Stock                7,519                      7,686
  Retirement of Common Stock - Note K     841,179                        -
  Employee Stock Ownership Plan:
    Borrowings                                         (5,904)        (5,904)
    Repayments                                          5,904          5,904
    Additional accrued compensation                       212            212
    Tax benefit of dividends                                             930
Balance at December 31, 1992              (14,897)    (49,476)     1,292,511

  Net income                                                         273,678
  Dividends ($.68 per share)                                         (48,300)
  Increase in unrealized appreciation,
    net of deferred taxes - Note D                                    35,799
  Exercise of stock options                                            1,994
  Tax benefit of stock options                                           303
  Purchase of Common Stock                (26,067)                   (26,067)
  Reissuance of Common Stock                4,224                      3,968
  Employee Stock Ownership Plan:
    Borrowings                                         (6,506)        (6,506)
    Repayments                                          6,506          6,506
    Additional accrued compensation                       301            301
    Tax benefit of dividends                                             392
Balance at December 31, 1993              (36,740)    (49,175)     1,534,579

  Net income                                                         207,764
  Dividends ($1.00 per share)                                        (69,619)
  Decrease in unrealized appreciation,
    net of deferred taxes - Note D                                  (101,072)
  Exercise of stock options                                            3,449
  Tax benefit of stock options                                           362
  Purchase of Common Stock               (137,377)                  (137,377)
  Reissuance of Common Stock                7,002                      7,094
  Employee Stock Ownership Plan:
    Borrowings                                         (9,169)        (9,169)
    Repayments                                          9,169          9,169
    Additional accrued compensation                       393            393
    Tax benefit of dividends                                             426
    Fair value adjustment, net of
      taxes - Note M                                                     (58)
Balance at December 31, 1994            $(167,115)   $(48,782)    $1,445,941

See Notes to Consolidated Financial Statements

(Page 31)

GEICO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, in thousands of
  dollars                                    1994        1993        1992

Operating Activities:
  Net income                            $ 207,764  $  273,678  $  172,773
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
   Cumulative effect of changes in
     accounting principles:
    Postemployment benefits, net of tax     1,051         -          -
    Income taxes                             -          8,814        -
    Postretirement benefits, net of tax      -          3,935        -
   Net premiums receivable                (31,870)    168,585     (30,634)
   Deferred policy acquisition costs         (520)      2,170      (7,331)
   Reinsurance receivables and prepaid
    reinsurance premiums                   (6,334)     13,524       4,906
   Loss, life benefit and loss adjustment
    expense reserves                      146,792     144,144     178,139
   Unearned premiums                       72,226    (157,736)     92,694
   Dividends to policyholders                 -        (3,902)    (23,827)
   Premium refunds                            -       (27,700)       -
   Federal income taxes                   (18,556)     20,283     (52,655)
   Realized gains                         (12,898)   (120,584)    (98,535)
   Equity in undistributed earnings
     of affiliate                             -        (2,463)       (736)
   Provision for depreciation              22,434      19,377      15,769
   Accrual of discount and amortization
     of premiums on investments            13,687       4,665      (1,904)
   Other                                   66,827       4,710      13,567
     Net cash provided by operating
      activities                          460,603     351,500     262,226

Investing Activities:
  Purchases of equity securities         (210,633)   (320,331)   (276,654)
  Purchases of fixed maturities          (903,183) (1,275,425)   (894,050)
  Increase in payable on security
    purchases                               6,411         922       1,075
  Sales of fixed maturities                75,440     108,618     129,998
  Maturities and redemptions of fixed
   maturities                             497,979     543,043     523,995
  Sales of equity securities              231,859     368,820     405,532
  Net change in short-term investments     65,986     104,834    (113,068)
  Change in receivable from security sales (1,102)       (822)     15,948
  Decrease in principal on loans
    receivable                             17,812      20,366      28,216
  Proceeds from sales of affiliates and
   subsidiaries                             9,686      73,538      38,104
  Purchase of property and equipment, net (28,197)    (41,086)    (27,962)
  Other                                      (529)        196     (10,420)
     Net cash used by investing
       activities                        (238,471)   (417,327)   (179,286)

Financing Activities:
  Issuance of debt                            -       149,458        -
  Repayment of debt                       (36,038)     (2,102)    (52,086)
  Net change in short-term borrowings       9,300      16,300)     40,000
  Decrease in savings deposits                -           -       (23,149)
  Exercise of stock options                 1,129         783      10,400
  Purchase of Common Stock (Treasury)    (125,086)    (22,696)    (26,724)
  Dividends paid to shareholders          (69,864)    (48,300)    (42,464)
  Other                                     7,645       7,274       2,496
     Net cash provided (used) by
      financing activities               (212,914)     68,117     (91,527)
Change in cash                              9,218       2,290      (8,587)
Cash at beginning of year                  18,362      16,072      24,659
Cash at end of year                    $   27,580   $  18,362  $   16,072

See Notes to Consolidated Financial Statements

(page 32)

GEICO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A:  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING
The consolidated financial statements include the accounts of GEICO Corporation (the Corporation) and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.
        The financial statements are presented in conformity with generally accepted accounting principles (GAAP). These principles differ from statutory accounting practices for the insurance subsidiaries. See Note C regarding statutory amounts of net income, shareholder's equity and limitations on dividends.

INVESTMENTS
Effective December 31, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and

Equity Securities" which requires the classification of securities into one of three categories: held to maturity, available for sale, or trading. All fixed maturities (bonds, notes and redeemable preferred stocks) have been classified as available for sale and reported at market value since the
Corporation may not hold those securities to maturity.   All equity
securities (common stocks and nonredeemable preferred stocks) have been classified as available for sale and reported at market value. Prior to December 31, 1993, all fixed maturities were reported at amortized cost and all equity securities were reported at market value. Short-term investments include repurchase agreements which are fully collateralized by U.S. Treasury securities or obligations of U.S. government corporations and agencies.
        GEICO Corporation's equity in changes in unrealized appreciation (depreciation) on investments reported at market value, after deferred
income tax effects, is reported directly in shareholders' equity.   Realized
gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of income. Investments for which the current market value has declined below cost are reviewed and a realized loss is recorded if it is warranted by the specific circumstances.

LOANS RECEIVABLE
GEFCO records interest income on the accrual method, with suspension of accrual if collection is not probable. Assets acquired in foreclosure are held for sale and carried at the lower of fair value, net of estimated selling costs, or cost. The allowance for loan losses is established based upon estimates of future net losses, loss experience and prevailing economic conditions. Continuing efforts are made to recover all monies written off. Assets acquired in foreclosures of $17.4 million and $23.9 million are included in other assets at December 31, 1994 and 1993, respectively.

REINSURANCE
Reinsurance receivables related to claims incurred and prepaid reinsurance premiums are reported as assets.

DEFERRED POLICY ACQUISITION COSTS
Costs that vary with and are directly related to the production of business and are recoverable have been deferred. Such costs include commissions, premium taxes, advertising and certain underwriting and policy issuance costs. The costs of acquiring insurance are being amortized to income as the related written premiums are earned.

PROPERTY AND EQUIPMENT
The annual provisions for depreciation are computed by the straight-line method over 31 to 45 year useful lives for buildings and over 3 to 10 year useful lives for equipment.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
Property and casualty loss reserves are based on averages for automobile claims reported within the most recent three months, case-basis estimates for other reported claims and calculated estimates of unreported losses.
The reserve for losses further includes additional amounts to reflect anticipated future economic and social conditions. The determination of these additional amounts includes consideration of studies of reserve levels performed by independent consulting actuaries. The reserve for losses has been reduced for anticipated salvage and subrogation recoveries. Loss adjustment expense reserves are based upon estimates of expenses to be incurred in the settlement of claims.
        Management believes that its aggregate reserves for loss and loss adjustment expenses at December 31, 1994 are reasonable and adequate to cover the ultimate cost of losses on reported and unreported claims arising from accidents which had occurred by that date, but such reserves are necessarily based on estimates and the ultimate cost may vary from such estimates. As adjustments to these estimates become necessary, such adjustments are reflected in current operations. The methods used to develop these reserves are subject to continuing review and refinement.

LIFE BENEFIT RESERVES AND POLICYHOLDERS' FUNDS
Liabilities for future life policy benefits have been computed principally by the net level premium method with anticipated rates of mortality, withdrawals and investment yield based upon company experience. Annuity contracts without mortality risks are accounted for as investment contracts and are recorded as policyholders' funds on deposit.
(page 33)

PREMIUM REVENUE
Property and casualty premiums are earned prorata over the terms of the policies, and life and annuity premiums are recognized as revenue over the premium paying period. Premium revenue is reported net of reinsurance.

INCOME TAXES
The Corporation files a consolidated federal income tax return which includes all subsidiaries except Criterion Life, which files a separate return.
        Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which required an adjustment of deferred taxes to the liability method and also established guidelines for recognizing deferred tax assets. The cumulative effect of adopting this statement was a charge of $8.8 million which is included in the consolidated statements of income as a change in accounting principle. Prior to 1993, deferred income taxes were provided for the difference between the results of operations includable in the federal income tax returns and that reported for financial statement purposes, as required by the deferred method.

POSTRETIREMENT BENEFITS
Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" which required employers to accrue postretirement benefits, such as health care and life insurance plans for retirees, over the period the employee works to earn the benefit rather than using a pay-as-you-go cash basis. The cumulative effect of adopting this statement was a charge of $3.9 million, net of tax, which is included in the consolidated statements of income as a change in accounting principle.

POSTEMPLOYMENT BENEFITS
Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" which required employers to accrue postemployment benefits, such as long-term disability benefits, over the period the employee works to earn the benefit rather than using a pay-as-you-go cash basis. The cumulative effect of adopting this statement was a charge of $1.1 million, net of tax, which is included in the consolidated statements of income as a change in accounting principle.
(page 34)

NOTE B:  SUBSIDIARIES AND AFFILIATES

PROPERTY AND CASUALTY INSURANCE
The Corporation's property and casualty insurance subsidiaries are Government Employees Insurance Company (GEICO), GEICO General Insurance Company, GEICO Indemnity Company and GEICO Casualty Company.
        Merastar Insurance Company and Southern Heritage Insurance Company, former subsidiaries, were sold effective December 31, 1993 to a partnership, of which GEICO Corporation's former Chairman is the general partner, resulting in no material realized gain or loss after tax. Merastar and Southern Heritage had approximately $96.1 million of assets and $42.0 million of shareholder's equity at the date of sale and premiums of $40.6 million in 1993. The results of their operations are included in the property and casualty results until the date of sale.

<CAPTION
PROPERTY AND CASUALTY INSURANCE
Condensed Balance Sheets                    December 31,
(In thousands)                          1994          1993
Assets
Investments
  Fixed maturities, at market      $3,124,150     $2,970,337
  Equity securities, at market        180,204        245,051
  Short-term investments               42,014         59,908
  Affiliates                            8,776         18,274
Cash                                   22,882         12,600
Property and equipment, net           136,623        129,530
Premiums receivable, net              238,473        206,570
Reinsurance receivables               106,322         94,965
Prepaid reinsurance premiums           10,361          9,694
Deferred policy acquisition costs      72,359         71,839
Federal income taxes                   91,303         17,543
Other assets                           79,895         75,321
                                   $4,113,362     $3,911,632

Liabilities and Shareholder's Equity
Reserves for losses and loss
  adjustment expenses              $1,956,460     $1,801,383
Unearned premiums                     747,218        674,955
Other liabilities                     216,281        208,872
Shareholder's equity                1,193,403      1,226,422
                                   $4,113,362     $3,911,632

PROPERTY AND CASUALTY INSURANCE
Condensed Income Statements            Year Ended December 31,
(In thousands)                     1994          1993          1992

Premiums                     $2,473,230    $2,281,147    $2,071,132
Net investment income           172,307       174,985       177,363
Realized gains on investments    16,611        81,481       142,386
Equity in income of affiliates     (778)        1,832         5,687
Other revenue                     1,359         1,868         1,927
  Total Revenue               2,662,729     2,541,313     2,398,495

Losses and loss
  adjustment expenses         1,999,381     1,823,662     1,720,756
Other expenses                  391,397       382,022       347,279
Interest expense                  3,266         3,653         4,557
Federal income tax expense       52,350        78,281        80,266
  Total Benefits and Expenses 2,446,394     2,287,618     2,152,858
Net income before cumulative
  effect of changes in
  accounting principles         216,335       253,695       245,637
Cumulative effect of changes
  in accounting principles       (1,016)       (9,721)          -
Net Income                  $   215,319    $  243,974    $  245,637

RESOLUTE GROUP, INC.
Resolute Group, Inc., a reinsurance subsidiary, stopped accepting new business in late 1987.  Summary financial data are as follows:
(In millions)                     1994         1993         1992

Investments                     $ 53.6       $ 55.5       $ 57.0
Total assets                      82.9         90.2        106.0
Loss and loss adjustment
  expense reserves                58.0         69.3         86.3
Shareholder's equity              19.2         18.0         13.9
Premiums earned                     .2           .1           .1
Underwriting gain (loss)           2.1           .8         (5.7)
Net investment income              2.9          3.4          3.6
Net income (loss)                  3.2          3.3         (1.1)

(page 35)

LIFE INSURANCE
Criterion Life Insurance Company, a subsidiary, was formed in December 1991 and assumed the structured settlement annuity business previously written by Garden State Life Insurance Company. Criterion Life writes structured settlement annuities for the Corporation's property and casualty affiliates. Summary financial data for the Corporation's life insurance subsidiaries, including the operations of Garden State through its date of sale in June 1992, are as follows:

(In millions)              1994          1993         1992

Investments              $ 96.1        $ 96.1       $ 77.4
Total assets              105.5         100.0         80.7
Shareholder's equity        3.7          11.7         10.2
Premiums                    2.9           2.3         13.2
Net investment income       6.9           7.2          8.6
Net income (loss)            .7           (.9)         3.0

The sale of Garden State Life Insurance Company for $40.0 million was completed in June 1992 and its operations are included in the consolidated results up to the date of sale. Garden State had approximately $91 million of assets and $53 million of shareholder's equity at the date of sale and premiums of $10.7 million for the first six months of 1992. Realized gains (losses) on investments in 1992 include a $14.0 million pretax loss on the sale.

GEFCO
Summary financial data for GEFCO, a consumer finance subsidiary, are as follows:
(In millions)              1994          1993         1992

Total assets             $ 68.4      $   86.4     $  108.3
Shareholder's equity        7.9          12.0         14.1
Revenue                    12.0          13.7         19.3
Net income (loss)          (4.1)          1.9          2.3

All savings deposits, which were held by GEIBank Industrial Bank, a former subsidiary of GEFCO, were liquidated during 1992.

AVEMCO CORPORATION
In October 1993 the Corporation sold 3.3 million shares of its 3.9 million shares of AVEMCO Corporation, previously a 34% owned general aviation insurance company, for $57.6 million which resulted in an aftertax realized gain of $15.9 million. Prior to this sale the investment in AVEMCO was accounted for using the equity method. The remaining investment was accounted for as an equity security available for sale and reported at current market value, until sold in 1994 for $9.1 million which resulted in an aftertax realized gain of $.8 million. Dividends of $.8 million in 1993 and $1.6 million in 1992 were received from AVEMCO while accounted for on the equity method.

NOTE C:  STATUTORY ACCOUNTING PRACTICES

The Corporation's subsidiaries prepare their statutory financial statements in accordance with accounting principles and practices prescribed by regulatory authorities.
  Results as determined under statutory practices are as follows:
(In millions)                            1994        1993         1992

Consolidated property and casualty
  insurance and reinsurance:
    Net income                      $   211.4    $   223.6    $   233.3
    Policyholders' surplus            1,039.9        916.9        968.3
Consolidated life insurance:
    Net income (loss)                     (.2)          .6          2.9
    Policyholders' surplus                5.6          6.0          5.5

Statutory requirements place limitations on the maximum amount of annual dividends and other distributions which can be remitted to the Corporation by its consolidated insurance subsidiaries without prior approval of the appropriate state insurance commissioners. The consolidated insurance companies had total shareholder's equity of $1,193.4 million at December 31, 1994 of which approximately $201.1 million is available for payment of dividends in 1995 and other amounts may be available in the form of loans or cash advances. The Corporation received dividends of $132.0 million, $147.1 million and $297.9 million in cash and securities from GEICO in 1994, 1993, and 1992, respectively. During 1992 GEICO also distributed a dividend consisting of its investment in GEICO Indemnity (GI) to the Corporation.
The Corporation contributed capital of $6 million to GI during 1994 and received dividends of $14 million and $1 million from GI in 1993 and 1992, respectively.

NOTE D:  INVESTMENT OPERATIONS

INVESTMENT INCOME
The sources of investment income are summarized as follows:
(In thousands)                   1994        1993         1992

Fixed maturities             $189,876    $191,008     $182,096
Equity securities              13,639      12,692       17,549
Short-term investments          6,866       6,893        9,631
Other                           1,023       1,045        2,111
Total investment income       211,404     211,638      211,387
Investment expenses             9,614       9,787        9,861
Net investment income        $201,790    $201,851     $201,526

The Corporation's investment in Federal Home Loan Mortgage Corporation common stock with a market value of $166.0 million exceeded 10% of the Corporation's shareholders' equity at December 31, 1994.
        There were no investments in fixed maturities which were non-income producing for the year ended December 31, 1994.
(page 36)

REALIZED GAINS (LOSSES)
Realized gains (losses) from sales and maturities of investments are summarized as follows:
(In thousands)                       1994           1993          1992

Fixed maturities               $   (2,175)  $      7,477   $    11,887
Equity securities                  15,367         90,418       100,692
Investments in subsidiaries
  and affiliate                      (294)        22,689       (14,044)
Realized gains                 $   12,898    $   120,584   $    98,535

Realized gains and losses from sales and maturities of fixed maturities consist of gross realized gains of $1.4 million, $8.0 million and $12.7 million and gross realized losses of $3.5 million, $.6 million and $.8 million for 1994, 1993 and 1992, respectively.
  Realized gains on investments in subsidiaries and affiliates include a $23.5 million realized gain in 1993 on the sale of AVEMCO shares and a $14.0 million realized loss in 1992 on the sale of Garden State.

UNREALIZED APPRECIATION (DEPRECIATION)
A summary of the net change in unrealized appreciation (depreciation) on investments in fixed maturities and equity securities in 1994 and 1993 and equity securities in 1992, reflected directly in shareholders' equity, is as follows:
(In thousands)                         1994            1993          1992

Increase (decrease) in
  unrealized appreciation:
   Fixed maturities               $(219,216)     $  125,919    $      -
   Equity securities                 64,787         (63,826)      (39,747)
Equity in affiliate's
  unrealized appreciation
  (depreciation)                       -               (544)         (237)
Deferred federal income
  taxes                              53,357         (25,750)       13,287
Increase (decrease) in unrealized
  appreciation, net of deferred
  taxes                           $(101,072)    $    35,799    $  (26,697)

Effective December 31, 1993 investments in fixed maturities are classified as available for sale and reported at market value.  The unrealized appreciation on fixed maturities of $125.9 million at December 31, 1993 was reflected directly in shareholders' equity in 1993.
    A summary of unrealized appreciation on investments in fixed maturities, which were reported at amortized cost in 1992, is as follows:
(In thousands)                                            1992
Market value                                        $2,588,560
Amortized cost                                       2,476,710
Unrealized appreciation at December 31, 1992        $  111,850
Increase (decrease) in unrealized
  appreciation during the year                      $  (34,833)

GROSS UNREALIZED GAINS (LOSSES)
Gross unrealized gains (losses) on investments in fixed maturities are summarized as follows:
                                                      December 31,
(In thousands)                                    1994           1993

Gross unrealized gains:
U.S. Treasury securities and obligations
  of U.S. government corporations
  and agencies                            $      1,392   $     31,179
Obligations of states and
 political subdivisions                         23,837         91,934
Corporate bonds and notes                          170          3,980
Redeemable preferred stocks                       -             1,379
                                                25,399        128,472
Gross unrealized losses:
U.S. Treasury securities and obligations
  of U.S. government corporations
  and agencies                                  32,746            822
Obligations of states and political
  subdivisions                                  74,415            720
Corporate bonds and notes                        8,139            599
Redeemable preferred stocks                      3,396            412
                                               118,696          2,553
                                           $   (93,297)   $   125,919

The consolidated unrealized appreciation on investments in equity securities at December 31, 1994, before deferred tax effects, consisted of gross gains of $247.3 million and gross losses of $21.6 million.

INVESTMENTS IN FIXED MATURITIES
The market value and amortized cost of investments in fixed maturities at
December 31, 1994 are shown below by their scheduled maturity dates.
Asset-backed securities, consisting of mortgage-backed obligations of U.S.
government corporations and agencies and corporate obligations collateralized by mortgage and other financial instruments, are included based on their estimated average remaining lives.
                             Market     Amortized
(In thousands)                Value        Cost

1995                      $  422,563   $  418,866
1996 - 1999                1,411,992    1,432,015
2000 - 2004                1,228,462    1,296,249
2005 and after               207,108      216,292
                          $3,270,125   $3,363,422
(page 37)

NOTE E:  LOANS RECEIVABLE

LOANS RECEIVABLE
Loans receivable are comprised primarily of GEFCO's collateral loans, with maximum terms of 180 months, net of the allowance for loan losses. These loans are primarily collateralized by residential real estate and timeshare intervals, which are primarily in resort areas.
        At December 31, 1994 and 1993, the accrual of interest income was suspended on $1.5 million and $4.0 million of loans, respectively.
        GEFCO has signed a letter of intent to sell approximately $44 million of loans receivable and other assets during 1995. At December 31, 1994, a valuation allowance of $3.3 million was recorded to reflect the receivables to be sold at their anticipated net sales price and to record the remaining receivables at their net realizable value. During the years ended December 31, 1994 and 1993, principal cash collections on loans receivable, including amounts from sales of loans, were approximately $32.7 million and $36.2 million, respectively.
        In the normal course of its lending operations, GEFCO makes loan commitments and issues standby letters of credit to its customers. At
December 31, 1994, outstanding commitments and letters of credit totaled
$11.4 million.

NOTE F:  POLICY ACQUISITION COSTS

Policy acquisition costs incurred and expensed are summarized as follows:
(In thousands)                    1994          1993        1992

Policy acquisition costs
  incurred:
  Commission and brokerage  $   31,564    $   35,677  $   31,418
  Premium taxes                 43,164        41,643      45,680
  Advertising                   30,565        26,220      24,101
  Salaries, direct mail selling
    and other                   95,271        91,835      89,787
                             $ 200,564     $ 195,375   $ 190,986

Policy acquisition costs
  expensed                   $ 200,044     $ 197,545   $ 183,655

NOTE G:  PROPERTY AND CASUALTY RESERVES

Changes in property and casualty GAAP reserves for losses and loss adjustment
expenses are as follows:
(In thousands)                        1994           1993         1992

Reserves at January 1, net of
  reinsurance                   $1,747,026     $1,626,730   $1,450,357
Reserves of subsidiaries sold       -             (21,553)      -
Cumulative effect of accounting
  change for postretirement
  benefits                          -               1,249       -
                                 1,747,026      1,606,426    1,450,357
Incurred related to:
  Current accident year          2,097,853      1,899,571    1,795,772
  Prior accident years            (101,335)       (77,788)     (70,814)
    Total incurred               1,996,518      1,821,783    1,724,958

Payments related to:
  Current accident year          1,128,223        973,706      950,792
  Prior accident years             728,370        707,477      597,793
    Total payments               1,856,593      1,681,183    1,548,585

Reserves at December 31, net of
  reinsurance                    1,886,951      1,747,026    1,626,730
Reinsurance receivables            125,373        120,933      129,478

GAAP reserves at
  December 31                   $2,012,324     $1,867,959   $1,756,208

Reserves have been reduced by approximately $85.4 million, $77.0 million and $73.3 million at December 31, 1994, 1993 and 1992, respectively, for anticipated salvage and subrogation recoveries.
        Reserves at December 31, 1994 include $100.0 million ($53.0 million net after reinsurance) for commercial umbrella liability business, which was issued by GEICO from 1981 to 1984. The ultimate development of losses related to the significant risks of this long-tail business, which includes environmental and product liability risks, is uncertain. Losses for GEICO's commercial umbrella business cannot be projected using traditional actuarial methods. The reserve for this business represents management's estimate of the ultimate liability which will emerge from a small number of potentially
large claims.   Management believes that the ultimate resolution of the
commercial umbrella business will not have a material impact on the Corporation's financial position and results of operations.
(page 38)

NOTE H:  PREMIUM REFUNDS

On November 8, 1988, California voters passed Proposition 103, which called for significant rate reductions and certain changes in the state's insurance
laws.   In May 1993, the Corporation's insurance subsidiaries affected by
Proposition 103 entered into an agreement with the California Insurance Department as to their California insurance premium refund obligations. These companies agreed to pay an aggregate of $21 million to policyholders affected and these payments fully discharged and extinguished all obligations to roll back rates, make refunds or pay interest. Additionally, the rates and rate levels in use since November 8, 1988 have been deemed approved. During 1989 and 1990 the Companies had accrued $14.3 million and $13.4 million, respectively, for potential premium refunds. As a result of the settlement, premium refunds of $21.0 million were paid, resulting in a $6.7 million pretax increase in operating earnings in 1993.

NOTE I:  DEBT

Debt consists of the following:
                                                  December 31,
(In thousands)                                1994            1993

Corporate and Other
GEICO Corporation unsecured debt -
  6.30% bank note due 1995                $  30,000       $   -
  9.15% Debentures due 2021                  99,643         99,630
  7.35% Debentures due 2023                 149,485        149,467
GEICO collateralized debt -
  9.53% note, $375 due semi-annually,
     balance of $7,875 due in 1999           11,250         12,000
Collateralized debt of real estate
  subsidiaries -
  GEICO Properties, Inc.:
     8 1/4% notes, prepaid in 1994             -             9,452
     8 1/2% note, prepaid in 1994              -             5,420
  GEICO Washington Properties, Inc.:
     9 3/8% note, prepaid in 1994              -            20,416
Guaranteed bank loans of Employee Stock
  Ownership Plan                             50,000         50,000
     Total corporate and other debt         340,378        346,385

Finance Company - GEFCO Unsecured Notes
Borrowings under credit agreement -
  6.21% weighted average rate, due in 1995   51,000           -
  3.41% weighted average rate, due in 1994      -           71,700
     Total debt                            $391,378       $418,085

DEBT AGREEMENTS
The Corporation has a credit agreement expiring July 1997 under which the Corporation, GEICO or GEFCO can borrow up to $150 million with total borrowings not to exceed $150 million. Amounts borrowed by GEICO and GEFCO are guaranteed by GEICO Corporation. GEFCO had borrowed $51 million under this agreement at December 31, 1994. This credit agreement replaced a similar agreement in July 1994 under which GEFCO had borrowed $71.7 million at December 31, 1993. The agreement provides several options for interest and repayment terms and a facility fee of 12.50 basis points per annum.
        Interest of $27.3 million, $18.2 million and $21.4 million was paid during 1994, 1993 and 1992, respectively.

DEBT MATURITIES
The aggregate maturities of consolidated debt for the years 1995 through 1999 are $91.8 million, $10.2 million, $9.2 million, $7.7 million and $12.2 million, respectively.

COLLATERALIZED DEBT
Property with a cost of $16.9 million has been pledged as collateral for the 9.53% note of GEICO.

CAPITALIZED INTEREST
Corporate and other interest expense in the statements of income has been reduced by $.2 million, $1.4 million and $.3 million in 1994, 1993 and 1992, respectively, representing interest that was capitalized as part of the cost to construct a new regional office building.

NOTE J:  FEDERAL INCOME TAXES

FEDERAL INCOME TAX EXPENSE
Federal income tax expense consists of the following components:
                                     <C.
(In thousands)                           1994          1993        1992

Current tax expense                  $ 58,056     $ 108,560   $  67,633
Deferred tax benefit                  (15,677)      (14,927)    (22,405)
Adjustment of net deferred tax asset
  for enactment of rate change            -          (1,440)       -
     Federal income tax
     expense                         $ 42,379     $  92,193   $  45,228

Federal income taxes of $60.9 million, $71.7 million and $98.3 million were paid during 1994, 1993 and 1992, respectively.

EFFECTIVE FEDERAL TAX RATE RECONCILIATION
A reconciliation of the effective federal income tax rates in the consolidated statements of income to the prevailing federal income tax rates of 35% in 1994 and 1993 and 34% in 1992 is as follows:
(In thousands)                          1994           1993        1992

Income tax expense at the prevailing
  rate of pretax income              $ 87,918     $ 132,517   $  74,120
Effect of:
  Tax-exempt interest income          (43,089)      (33,385)    (30,132)
  Dividends received deduction         (4,107)       (4,196)     (5,637)
  Proration of investment income        5,270         3,497       2,975
  Fresh start adjustment                  -             -        (1,913)
  Sale of Garden State                    -             -         4,461
  Other                                (3,613)       (6,240)      1,354
     Federal income tax
     expense                         $ 42,379     $  92,193   $  45,228

The federal income tax expense for 1992 was reduced by $1.9 million for the benefit of the "fresh start" adjustment to initially discount reserves at January 1, 1987 as required by the Tax Reform Act of 1986. The remaining $1.9 million of "fresh start" benefit at December 31, 1992 was recognized in 1993 as part of the cumulative adjustment to adopt Statement of Financial Accounting Standards No. 109.
(page 39)

FEDERAL INCOME TAX ASSET
The components of the net federal income tax asset included in the financial statements, as required by the liability method, are as follows:
(In thousands)                                    December 31,
                                               1994          1993

Deferred tax assets:
Unrealized losses on investments          $   49,093     $    8,871
Loss and loss adjustment expense reserves     93,956         91,679
Unearned premium reserve                      63,974         59,929
Deferred compensation                         18,388         18,479
Accrued vacation                               3,492          3,647
Postretirement benefits                        2,466          2,230
Other                                         13,939         10,082
   Total gross deferred tax assets           245,308        194,917

Deferred tax liabilities:
Unrealized gains on investments               95,451        109,279
Deferred policy acquisition costs             25,326         25,143
Tax benefit transfer lease                     5,506          6,685
Property and equipment                         5,437          5,391
Accrued investment income                      4,602          3,864
Undistributed earnings                           -            3,027
Other                                         10,388         11,476
   Total gross deferred tax liabilities      146,710        164,865

Net deferred tax asset                        98,598         30,052
Current tax receivable (payable)                 377         (3,321)
   Federal income tax asset               $   98,975     $   26,731

The Corporation has not established a valuation allowance because it believes it is more likely than not that all deferred tax assets will be fully realized based upon the Corporation's past history of profitability and anticipated future earnings.

DEFERRED FEDERAL INCOME TAX BENEFIT
The deferred federal income tax benefit resulted from timing differences in recognition of revenue and expenses for tax and financial statement purposes as required by the deferred method in 1992 as follows:
(In thousands)                                 1992

Deferral of policy acquisition costs    $     2,215
Unearned premiums                           (14,625)
Discounting of reserves                      (8,290)
Deferred compensation                         3,008
Tax benefit transfer lease                     (732)
Other policy liabilities                       (421)
Affiliate's undistributed earnings              470
Other                                        (4,030)
    Deferred federal income tax benefit $   (22,405)

NOTE K:  SHAREHOLDERS' EQUITY

STOCK SPLIT AND SHARE RETIREMENT
On May 20, 1992 the Corporation's Common Stock was split five-for-one resulting in the issuance of an additional 56,668,048 shares of $1 par value Common Stock. At the same time, all Treasury Stock was retired. An increase in the number of authorized shares to 150 million from 60 million was also approved. Per share data in these financial statements and all share and stock option information in this note reflect the stock split.

SHARE ACQUISITIONS
On May 20, 1992, the Board of Directors authorized the purchase of up to 7,000,000 shares of the Corporation's Common Stock from time to time depending on market conditions.
        The Corporation purchased 2,745,934; 453,854 and 670,616 shares of Common Stock in 1994, 1993 and 1992, respectively, for an aggregate cost of $137.4 million, $26.1 million and $31.8 million. The Corporation reissued 132,436; 63,997 and 187,675 shares of Common Stock for $7.1 million, $4.0 million and $7.7 million in 1994, 1993 and 1992, respectively. Subsequent to December 31, 1994, the Corporation has purchased an additional 138,484 shares for $6.8 million.
        As of December 31, 1994 and February 17, 1995, 3,726,104 and 3,587,620 shares, respectively, remain under the current repurchase authorization.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS
Under the Corporation's 1985 Stock Option Plan, options and related stock appreciation rights (SARs) were granted to officers and key employees for the purchase of Common Stock at 100% or more of the fair market value at the date of grant. The options are exercisable in installments beginning one year from the date of grant and expire not more than ten years and one month thereafter. Exercisable options at December 31, 1994, 1993, 1992 and 1991 were 374,125; 389,435; 375,435 and 2,027,310, respectively. Under the plan, an individual may exercise any combination of stock options and SARs as long as the aggregate number does not exceed the number of stock options granted to that individual. No more options may be granted under this plan. A
charge of $44.8 million was made against 1992 earnings for the SARs.   In
January 1993 the remaining outstanding SARs related to options under the 1985 Stock Option Plan were cancelled and, accordingly, no further charge is made against earnings for SARs.
        Under the Corporation's 1992 Stock Option Plan, options to purchase 2,500,000 shares of Common Stock may be granted to officers and key employees. The purchase price shall not be less than 100% of the fair market value at date of grant, and the options are exercisable in installments beginning six months from the date of grant and expire not more than ten years thereafter. Exercisable options at December 31, 1994, 1993 and 1992 were 761,830, 71,500 and 17,500, respectively.
(page 40)

Activity under the 1985 and 1992 Stock Option Plans is summarized as follows:

                          Options       Price
                         Available   Per Share On      Options
                         For Grant   Date of Grant   Outstanding

1985 Stock Option Plan:
Balance at
  December 31, 1991         -       $11.88 to $32.68   2,293,710
Exercised                   -        11.88 to  32.68  (1,759,875)
Forfeited                   -            29.30              (900)
Balance at
  December 31, 1992         -        13.80 to  32.68     532,935
Exercised                   -        13.80 to  32.68     (47,000)
Forfeited                   -            25.10            (2,000)
Balance at
  December 31, 1993         -        13.80 to  32.68     483,935
Exercised                   -        13.80 to  32.68     (81,610)
Forfeited                   -            25.10              (400)
Balance at
  December 31, 1994         -       $13.80 to $32.68     401,925

1992 Stock Option Plan:
Authorized               2,500,000
Granted                   (249,500) $38.15 to $57.25     249,500
Exercised                     -             -               -
Forfeited                    2,500       45.81            (2,500)
Balance at
  December 31, 1992      2,253,000   38.15 to  57.25     247,000
Granted                   (982,830)  53.06 to  64.44     982,830
Exercised                     -           5.81             (600)
Forfeited                    3,900   45.81 to  63.94      (3,900)
Balance at
  December 31, 1993      1,274,070   38.15 to  64.44   1,225,330
Granted                   (144,500)  49.44 to  54.31     144,500
Exercised                     -            45.81          (1,600)
Forfeited or expired        99,400   45.81 to  64.44     (99,400)
Balance at
  December 31, 1994      1,228,970  $38.15 to $64.44   1,268,830

PERFORMANCE SHARES
Under the Corporation's performance share plan, as approved by shareholders, awards of performance shares may be made to key executives to be paid in shares of the Corporation's Common Stock or cash based on the attainment of certain goals. As of December 31, 1994, 149,587 performance share awards were outstanding and 447,194 shares remained available for future awards. Charges of $1.8 million, $3.1 million and $7.3 million were made against 1994, 1993 and 1992 earnings, respectively, under the plan.

SHARES RESERVED
At December 31, 1994 a total of 3,496,506 authorized shares have been reserved for stock options and performance share awards.

NOTE L:  EARNINGS PER SHARE

The computation of earnings per share is based on the weighted average number of common shares assumed outstanding of 69,992,442 in 1994, 71,417,006 in 1993 and 72,386,572 in 1992.

NOTE M:  EMPLOYEE BENEFITS

PENSION PLAN
The Corporation and its subsidiaries have a noncontributory defined benefit pension plan covering most full-time employees.  The plan provides for payment based on salary and years of service.  Annual contributions to the plan are based on amounts determined by consulting actuaries.  Plan assets at December 31, 1994 consist primarily of common stocks and U.S. Government obligations.
    Pension expense is as follows:
(In thousands)                     1994          1993         1992
Service cost - benefits earned
  during the year               $ 8,314       $ 6,707     $  6,057
Interest cost on projected
  benefit obligation             12,989        11,888       10,817
Actual return on plan assets    (10,786)      (10,146)     (15,217)
Amortization of net asset
  existing at January 1, 1986    (3,426)       (3,426)      (3,426)
Other amortization and deferral  (3,553)       (3,247)       2,995
Net pension expense             $ 3,538       $ 1,776     $  1,226

The funded status of the plan is as follows:          December 31,
(In thousands)                                     1994         1993

Actuarial present value of benefit obligations:
  Vested                                       $105,521     $116,736
  Non-vested                                      2,521        3,257
    Accumulated benefit obligation              108,042      119,993
  Effect of projected future salary
     increases                                   48,249       57,961
  Projected benefit obligation                  156,291      177,954
Plan assets at market value                     204,460      198,680
Plan assets in excess of projected benefit
  obligation                                     48,169       20,726
Unrecognized net gain                           (42,128)      (4,221)
Unrecognized prior service costs                  5,535        2,035
Unrecognized net asset at January 1, 1986
  being recognized over eleven years             (7,255)     (10,681)
Pension asset                                $    4,321   $    7,859

The projected benefit obligation was determined using an assumed discount rate of 8.5% and 7%, an assumed long-term rate of return on plan assets of 8.5% and 8.5% and assumed average annual salary increases of 6.25% and 5.7% in 1994 and 1993, respectively.
(page 41)

EMPLOYEE STOCK OWNERSHIP PLAN
Substantially all employees of the Corporation and its subsidiaries are covered under the GEICO Companies Employee Stock Ownership Plan (ESOP). The ESOP may borrow money and use the proceeds to purchase shares of the Corporation's Common Stock. The Corporation guarantees the loans and makes annual contributions sufficient to enable the ESOP to pay principal and interest to the extent it is not paid by dividends on the shares purchased with the debt proceeds. Shares are released based on the proportion of debt service paid in the year. The obligations of the ESOP, $50.0 million at December 31, 1994 and 1993, are included in the Corporation's long-term debt. An amount, representing the obligations of the ESOP which have not yet been charged to compensation expense, is deducted from shareholders' equity. Additional accrued compensation in excess of the current year debt service is recorded as an expense based on the number of shares released to participants' accounts.
        Effective January 1, 1994 the Corporation adopted Statement of Position No. 93-6 "Employers' Accounting for Employee Stock Ownership Plans" on a prospective basis for shares acquired after December 31, 1992 (new shares). Compensation cost is recognized on new shares based on the fair value of the shares as of the date the shares are committed-to-be-released to participants' accounts. Dividends on allocated new shares are charged to retained earnings. Dividends on unallocated new shares are charged to compensation cost and the shares are not considered outstanding for earnings per share computations until committed-to-be-released. Compensation cost for shares acquired on or before December 31, 1992 (old shares) is recognized based on the cost of the shares to the plan. Dividends on old shares are charged to retained earnings and such shares are considered outstanding for earnings per share computations.
        The components of Employee Stock Ownership Plan expense consist of the following:

(In thousands)                   1994          1993        1992

Principal                  $   10,098    $    9,169  $    6,506
Interest                        3,569         3,684       3,798
Dividends used for debt
  service                      (3,594)       (2,390)     (2,134)
Additional accrued compensation   393           301         212
Dividends on unallocated
  new shares                      244            -           -
Fair value adjustment for
  new shares                      (90)           -           -
ESOP expense               $   10,620    $   10,764  $    8,382

Shares held by the Employee Stock Ownership Plan consist of the following:
                                          December 31, 1994
                                      Old Shares    New Shares
Allocated                              3,135,066         9,402
Committed-to-be-released                 343,285        30,393
Unreleased                               873,055       248,426
  Total                                4,351,406       288,221

Fair value of unreleased new shares                $12,172,874

PROFIT SHARING PLAN
The Corporation has a profit sharing plan covering substantially all employees. Employer contributions of a discretionary amount are declared by the Board of Directors based on profits. Employer contributions of $8.6 million, $6.4 million and $5.2 million were charged to expense in 1994, 1993 and 1992, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Corporation provides certain health and life insurance benefits for eligible retirees. The health benefits continue through age 65. Prior to 1993, the cost of providing these benefits was recognized on a pay-as-you-go basis.
        In 1993 the Corporation adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of adopting this statement in 1993 was a charge of $3.9 million, net of tax, which is included in the consolidated statements of income as a change in accounting principle.
        Postretirement benefits expense consists of the following:

(In thousands)                                  1994           1993

Service cost - benefits earned during the
  period                                   $     336      $     285
Interest cost on accumulated postretirement
  benefits obligation                            504            491
Postretirement benefits expense            $     840      $     776

The Corporation's postretirement benefits are not funded.  The accumulated postretirement benefits obligation is as follows:
(In thousands)                                   December 31,
                                              1994          1993

Retirees and dependents                   $  1,715      $  1,652
Fully eligible active plan participants      1,749         1,895
Other active plan participants               3,198         3,094
Accumulated postretirement benefits
  obligation                                 6,662         6,641
Unrecognized net gain (loss)                   384          (161)
Accrued postretirement benefits liability $  7,046      $  6,480

The accumulated postretirement benefits obligation at December 31, 1994 was determined using an assumed discount rate of 8.5% and an assumed health care cost trend rate of 12.5% in 1994 decreasing to 6.0% in 2001 and thereafter. The accumulated postretirement benefits obligation at December 31, 1993 was determined using an assumed discount rate of 7% and an assumed health care cost trend rate of 13.0% in 1993 decreasing to 5.5% in 2001 and thereafter. An increase of 1 percent in the assumed health care cost trend rate in each year would increase the December 31, 1994 accumulated postretirement benefits obligation by approximately $.8 million and would increase the 1994 net periodic postretirement benefits cost by approximately $.1 million. (page 42)

NOTE N:  REINSURANCE

The Corporation's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Reinsurance treaties are maintained for the purpose of insuring certain excess and catastrophe risks of the subsidiaries and a portion of most risks for Resolute Reinsurance Company. The Corporation and its insurance subsidiaries remain liable to the extent the reinsuring companies are unable to meet their treaty obligations; however, certain amounts ceded are supported by letters of credit or are indemnified.
        The effect of reinsurance on premiums written and earned is as follows:

(In thousands)                   1994           1993        1992

Premiums written:
Direct business            $2,524,648     $2,106,320  $2,165,877
Reinsurance assumed            41,459         42,461      44,760
Reinsurance ceded             (18,272)       (17,500)    (33,880)
                           $2,547,835     $2,131,281  $2,176,757

Premiums earned:
Direct business            $2,450,790     $2,260,162  $2,078,220
Reinsurance assumed            43,092         46,355      40,585
Reinsurance ceded             (17,606)       (23,029)    (34,303)
                           $2,476,276     $2,283,488  $2,084,502

Amounts deducted from losses and loss adjustment expenses in the consolidated statements of income for reinsurance cessions were $26.7 million, $25.5 million and $92.2 million in 1994, 1993 and 1992, respectively. Amounts deducted from life benefits in the consolidated statements of income for reinsurance cessions were $1.2 million in 1992.

NOTE O:  BUSINESS SEGMENTS

GEICO Corporation's dominant business segment, pursuant to Statement of Financial Accounting Standards No. 14, is property and casualty insurance, reflecting a reduction in the Corporation's reinsurance, life insurance and annuities, and finance business in recent years.

NOTE P:  COMMITMENTS AND CONTINGENCIES

Rental expense for all leases was $14.7 million in 1994, $13.7 million in 1993 and $16.8 million in 1992.
        The Corporation and its subsidiaries have entered into noncancellable leases expiring at various dates through 2000 for both real estate and equipment, all of which are operating leases. The future minimum rental commitments as of December 31, 1994 for noncancellable leases with a remaining term of at least one year totaled $11.3 million including $3.6 million, $3.3 million, $2.5 million, $1.6 million and $.3 million for the years 1995 through 1999, respectively.
        In the ordinary course of its insurance operations, the Corporation is affected by various regulatory, legislative and judicial actions. In the opinion of management, loss to the Corporation materially in excess of amounts provided for in the financial statements as a result of any such actions is not probable.

NOTE Q:  FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.
        The carrying amounts and fair values of the Corporation's financial instruments are as follows:

(In millions)                           December 31, 1994
                                     Carrying           Fair
                                       Amount          Value
Assets:
Fixed maturities                     $3,270.1       $3,270.1
Equity securities                       782.7          782.7
Short-term investments                   50.0           50.0
Loans receivable, net                    59.4           59.4

Liabilities:
Policyholders' funds on deposit          64.2           66.1
Total debt                              391.4          369.8
(In millions)                           December 31, 1993
                                     Carrying           Fair
                                       Amount          Value
Assets:
Fixed maturities                     $3,175.4       $3,175.4
Equity securities                       727.2          727.2
Short-term investments                  116.0          116.0
Loans receivable, net                    75.8           75.6

Liabilities:
Policyholders' funds on deposit          53.0           60.5
Total debt                              418.1          443.4

The fair value of investments in fixed maturities are based on quoted market prices, where available, and obtained from independent pricing services for securities not actively traded. Equity securities are valued based on quoted market prices. The cost of short-term investments approximates fair value due to the short maturity of these instruments. The fair value of net loans receivable at December 31, 1994 is based on the anticipated sales price pursuant to a letter of intent to sell certain loans in 1995 plus the estimated net realizable value for the remaining loans. The fair value of net loans receivable at December 31, 1993 was estimated by discounting the future cash flows of homogeneous categories of loans using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining period. The fair value of policyholders' funds on deposit is determined by discounting future cash flows. Debt is valued based on quoted market prices for GEICO Corporation's Debentures and on quoted market prices for similar issues of debt with similar remaining maturities for all other debt.
(page 43)

Geico Corporation
Supplemental Financial Information

Quarterly Highlights of Operating Results (Unaudited)
(In millions, except per share results)
                                                  1994
                                           Three Months Ended
                                    Dec. 31  Sept. 30  June 30  Mar. 31

Revenue
Premiums                             $653.9    $629.6   $605.3   $587.6
Net investment income                  53.7      50.1     49.5     48.4
Realized gains  on investments           .6       1.8      4.0      6.6
Interest on loans receivable            2.6       2.5      2.6      2.7
Affiliate and other revenue             3.7       3.7      3.6      3.6
  Total Revenue                       714.5     687.7    665.0    648.9

Benefits and Expenses
Losses and loss
  adjustment expenses                 525.6     498.7    478.7    493.5
Life benefits and interest
  on policyholders' funds               2.0       2.0      2.1      2.5
Policy acquisition expenses            51.4      48.1     50.5     50.0
Other operating expenses               60.8      59.7     55.6     55.8
Impact of premium refunds               -         -        -        -
Interest expense                        7.2       6.6      6.5      7.5
  Total Benefits
    and Expenses                      647.0     615.1    593.4    609.3
Net Income Before
  Income Taxes                         67.5      72.6     71.6     39.6
Federal income tax expense             10.9      13.9     14.2      3.4
Net income before cumulative
  effect of changes in
  accounting principles                56.6      58.7     57.4     36.2
Cumulative effect of changes
  in accounting principles:
    Postemployment benefits,
      net of tax                         -        -        -       (1.1)
    Income taxes                         -        -        -         -
    Postretirement benefits,
      net of tax                         -        -        -         -
Net Income                            $ 56.6   $ 58.7   $ 57.4   $ 35.1

Earnings Per Share
Net income before cumulative
  effect of changes in
  accounting principles               $  .83   $  .84   $  .81   $  .51
Cumulative effect of changes
  in accounting principles               -        -        -       (.01)
Net Income                            $  .83   $  .84   $  .81   $  .50

Supplemental Financial Information

Quarterly Highlights of Operating Results (Unaudited)
(In millions, except per share results)
                                                    1993
                                              Three Months Ended
                                    Dec. 31  Sept. 30   June 30  Mar. 31

Revenue
Premiums                            $  598.0 $  581.1   $  563.6 $  540.8
Net investment income                   50.3     50.6       51.4     49.5
Realized gains  on investments          19.8     29.5       36.9     34.4
Interest on loans receivable             2.6      2.9        2.8      3.2
Affiliate and other revenue              4.1      5.6        5.0      6.2
  Total Revenue                        674.8    669.7      659.7    634.1

Benefits and Expenses
Losses and loss
  adjustment expenses                  490.9    456.5      444.4    430.0
Life benefits and interest
  on policyholders' funds                7.0      2.4        2.4      1.6
Policy acquisition expenses             51.2     51.2       48.7     46.4
Other operating expenses                58.5     50.6       53.1     51.5
Impact of premium refunds                 -        -        (6.7)      -
Interest expense                         5.9      7.3        3.2      3.5
  Total Benefits
    and Expenses                       613.5    568.0      545.1    533.0
Net Income Before
  Income Taxes                          61.3    101.7      114.6    101.1
Federal income tax expense              11.1     25.5       30.1     25.5
Net income before cumulative
  effect of changes in
  accounting principles                 50.2     76.2       84.5     75.6
Cumulative effect of changes
     in accounting principles:
       Postemployment benefits,
         net of tax                      -        -          -        -
       Income taxes                      -        -          -       (8.8)
       Postretirement benefits,
         net of tax                      -        -          -       (3.9)
Net Income                          $   50.2  $  76.2    $  84.5  $  62.9

Earnings Per Share
Net income before cumulative
  effect of changes in
  accounting principles             $    .70  $  1.07    $  1.18  $  1.06
Cumulative effect of changes
  in accounting principles               -        -          -       (.18)
Net Income                          $    .70  $  1.07    $  1.18  $   .88

(page 44)

Financial Accounting Standards

EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS - STATEMENT NO. 112 Statement 112 established accounting standards for accruing obligations related to benefits provided by employers to former or inactive employees after employment but before retirement. Such benefits may include salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits, job training and continuation of health care and life insurance coverages.
        The Corporation adopted Statement 112 effective January 1, 1994. The cumulative effect of adopting this Statement was a charge of $1.1 million, net of tax, which is included in the consolidated statements of income as a change in accounting principle.

DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF
FINANCIAL
INSTRUMENTS - STATEMENT NO. 119
Statement 119 establishes footnote disclosure requirements about amounts, nature and terms of derivative financial instruments such as futures, forward, swap and option contracts. The Corporation has not invested in these types of derivative financial instruments to any significant extent. This Statement also amends Statement 107 "Disclosures about Fair Value of Financial Instruments" to require a summary footnote showing carrying values and fair values for all financial instruments. This information is shown in Note Q to the accompanying financial statements.

EMPLOYERS' ACCOUNTING FOR EMPLOYEE STOCK OWNERSHIP PLANS - STATEMENT OF POSITION NO. 93-6
In November 1993, Statement of Position No. 93-6 was issued which significantly changed the way employers report transactions with leveraged employee stock ownership plans (ESOPs). This Statement requires employers to recognize compensation cost based on the fair value of the ESOP shares as of the date the shares are committed-to-be-released, beginning with shares acquired after December 31, 1992. The Corporation previously recognized compensation cost as the shares were committed-to-be-released based on the cost of the shares at the date the shares were acquired. The Corporation adopted this Statement in 1994 on a prospective basis for ESOP shares acquired after December 31, 1992.

DISCLOSURES OF CERTAIN MATTERS IN THE FINANCIAL STATEMENTS OF INSURANCE ENTERPRISES - STATEMENT OF POSITION NO. 94-5
This Statement of Position requires financial statement disclosure of any accounting methods used in statutory financials that are permitted by state insurance departments rather than prescribed statutory accounting practices. As described in Note C, the Corporation's insurance subsidiaries prepare their statutory financial statements in accordance with accounting principles and practices prescribed by regulatory authorities.
        This Statement also requires disclosure of information about unpaid loss and loss adjustment expenses, which is included in Note G to the accompanying financial statements.
(page 45)


GEICO Corporation
Board of Directors

(caption)
Pictured from left to right; Sam Butler, Tony Nicely, Coleman Raphael, Jim Cheek, Al Sparks, Jim Clark, John Bretherick, Norma Brown, Bill Ruane, Del Lewis, Lou Simpson and Reid Thompson.


John H. Bretherick, Jr.
Retired President,
Continental Corporation

Norma E. Brown
Major General,
U.S. Air Force, Retired

Samuel C. Butler
Partner,
Cravath, Swaine & Moore

James E. Cheek
President Emeritus,
Howard University

A. James Clark
Chairman of the Board and President,
Clark Enterprises, Inc.

Delano E. Lewis
President and Chief Executive Officer,
National Public Radio

Olza M. Nicely
President and Chief Executive Officer -
Insurance Operations,
GEICO Corporation

Coleman Raphael
Retired Dean,
School of Business Administration,
George Mason University

William J. Ruane
Chairman of the Board,
Ruane, Cunniff and Co., Inc.

Louis A. Simpson
President and Chief Executive Officer -
Capital Operations,
GEICO Corporation

W. Alvon Sparks, Jr.
Executive Vice President and
Chief Financial Officer,
GEICO Corporation

W. Reid Thompson
Retired Chairman of the Board,
Potomac Electric Power Company


Honorary Director
Lorimer A. Davidson
Chairman Emeritus,
GEICO Corporation



Edward H. Utley retired as Vice Chairman of the Board in November 1994. Mr. Utley had been Vice Chairman of the Board since 1993, having served as a Director since 1990 and as President of the Corporation from 1989 to 1993. (page 46)


COMMITTEES OF THE BOARD

As of December 31, 1994 GEICO Corporation's Board of Directors consisted of 12 members. Assisting the Board in the management of its responsibilities are five Board Committees. The names of those serving on the Committees and primary Committee functions are as follows:

Audit Committee
W. Reid Thompson, Chair
John H. Bretherick, Jr.
Norma E. Brown
A. James Clark
Delano E. Lewis

In addition to recommending the appointment of the Corporation's Independent Accountants, the Audit Committee, which is comprised of non-management Directors, monitors the Accountants' audits; reviews the audit results with management and the Accountants; reviews the Annual Report on Form 10-K; reviews the Corporation's internal controls and accounting procedures with the Accountants and the Internal Auditor; reviews compliance with the Corporation's Business Ethics Policy; and carries out actions required under the Foreign Corrupt Practices Act. The Internal Auditor reports directly to the Audit Committee and functions as its staff.

Executive Committee
Samuel C. Butler, Chair
Olza M. Nicely
William J. Ruane
Louis A. Simpson
W. Reid Thompson

This Committee has the power to exercise most of the powers of the Board of Directors when the Board is not in session; recommends plans relating to the development of corporate structure; reviews proposals regarding merger or affiliation with other companies; reviews proposals to enter new or expanded lines of business; and analyzes corporate practices involving disclosure.

Finance Committee
Louis A. Simpson, Chair
James E. Cheek
A. James Clark
Olza M. Nicely
Coleman Raphael
William J. Ruane
W. Alvon Sparks, Jr.

The Finance Committee approves broad investment policies and guidelines and assists the Corporation's Investment Advisor in their development; approves and monitors eligible securities; approves all marketable investments and non-marketable investments in controlled operating units of $25 million or more and in non-controlled operating units of $5 million or more; monitors the portfolio to perform the fiduciary responsibilities of the Board, keeping in mind the makeup of the Corporation's liabilities; monitors the investment portfolio and its performance relative to comparative standards; authorizes the purchase, conversion, transfer and sale of stocks, bonds and of other securities within prescribed guidelines; and approves borrowings by the Corporation of up to $50 million.

Human Resources Committee
Samuel C. Butler, Chair
John H. Bretherick, Jr.
Coleman Raphael
William J. Ruane
W. Reid Thompson

This Committee reviews programs relating to the development of human resources, including personnel and compensation practices, education and training programs and the introduction of external resources (both the hiring of new associates and retention of consultants). It approves the compensation of the senior officers of the Corporation and GEICO and the Presidents of the affiliated companies and reviews the annual budget for officers' salaries; approves and administers compensation programs; maintains responsibility for administration of employee benefit plans; approves or recommends to the Board amendments to the employee benefit plans; elects all officers of the Corporation and GEICO, except the Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer(s), President(s), Executive Vice President(s) and Senior Vice President(s) and Senior Officers of affiliated companies; reviews management's organizational plans; and approves Directors' compensation. The Committee also recommends proposed nominees for election to the Board by the shareholders at the Annual Meeting or by the Board to fill an existing vacancy.

Social Responsibility Committee
Norma E. Brown, Chair
James E. Cheek
Delano E. Lewis
W. Alvon Sparks, Jr.

This Committee oversees the fulfillment of social responsibilities to shareholders, policyholders, associates and the general public; reviews the Affirmative Action Program with respect to employment and upward mobility of females, minorities and disadvantaged segments of society; monitors involvement in political action, particularly with respect to state legislative affairs; and reviews responsibilities to society in the providing of insurance services and allocating charitable contributions. (page 47)


GEICO Corporation and Affiliates
Senior Officers

Government Employees Insurance Company
Olza M. Nicely
Chairman, President and
Chief Executive Officer

Senior Vice Presidents
Marion E. Byrd
Simone J. Pace
W. Alvon Sparks, Jr.

Group Vice President
Thomas M. Wells,* Controller

Vice Presidents
Martin Adler, Actuary
R. Paul Cheek
Andrea M. Covell,* Legislative Counsel
Charles R. Davies,* General Counsel
Carroll R. Franklin*
James M. Hitt
Alan R. Ledbetter
Michael F. Long
Donald R. Lyons
Robert M. Miller
David H. Pushman
William E. Roberts
David L. Schindler
Richard C. Van Essendelft

Treasurer
Charles G. Schara*

Corporate Secretary
Rosalind Ann Phillips*


GEICO Corporation
Olza M. Nicely
President and Chief Executive Officer-Insurance Operations

Louis A. Simpson
President and Chief Executive Officer-Capital Operations

W. Alvon Sparks, Jr.
Executive Vice President and
Chief Financial Officer

Simone J. Pace
Senior Vice President and
Chief Information Officer

Rynthia M. Rost
Vice President

GEICO Indemnity Company and
GEICO Casualty Company
Olza M. Nicely
Chairman, President and
Chief Executive Officer


GEICO General Insurance Company
Olza M. Nicely
Chairman, President and
Chief Executive Officer

Government Employees Financial Corporation
W. Alvon Sparks, Jr.
Chairman

John M. Avery
President and
Chief Executive Officer

Criterion Life Insurance Company
W. Alvon Sparks, Jr.
Chairman

Charles G. Schara
President

*Also Officers of GEICO
Corporation with title shown.
(page 48)


Annual Meeting
The Annual Meeting of Shareholders of GEICO Corporation will be held on May 10, 1995 at 10:00 a.m. at the GEICO Fredericksburg Office Building, Route 17 North at Route 654, Stafford County, Virginia.

Transfer Agent and Registrar
The Bank of New York
1-800-524-4458

Shareholder Inquiries
Address shareholder inquiries, including lost certificate inquiries to:
  The Bank of New York
  Shareholder Relations Department - 11E
  Church Street Station
  P.O. Box 11258
  New York, NY 10286

Send certificates for transfer and address changes to:
  The Bank of New York
  Receive and Deliver Department - 11W
  Church Street Station
  P.O. Box 11002
  New York, NY 10286

Stock Exchange Listing
The Corporation's Common Stock is listed on the New York and Pacific Stock Exchanges. The Common Stock trades under the symbol "GEC."


Statistical Supplement
A statistical supplement for GEICO Corporation containing details of certain financial and other data which are summarized in this report is available to shareholders and other interested parties upon written request to the Office of the Secretary.

Independent Auditors
The financial statements contained in this report have been examined by Coopers & Lybrand L.L.P., GEICO Corporation's independent auditors. Coopers & Lybrand L.L.P. has been appointed by the Board of Directors, subject to ratification by the shareholders, to examine the Corporation's 1995 financial statements. A representative of Coopers & Lybrand L.L.P. will be present at the Annual Meeting.

Form 10-K
The Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available after March 31, 1995 without charge to shareholders, upon written request to:
  Rosalind Ann Phillips
  Corporate Secretary
  GEICO Corporation
  One GEICO Plaza
  Washington, D.C. 20076-0001

This report and the financial statements herein have been published for the general information of shareholders of GEICO Corporation and are not intended to induce any purchase or sale of securities.
This report was printed on recycled paper.

(inside back cover)